Exhibit 99.2

Financial Report

For the year ended 30 June 2026

CHILWA MINERALS LIMITED

ABN 43 656 965 589

ASX: CHW

CORPORATE DIRECTORY

Chilwa Minerals Limited is a for-profit company limited by shares, incorporated and domiciled in Australia. Its ordinary shares are listed on the Australian Securities Exchange (ASX: CHW). The Company is pursuing a proposed US initial public offering of American Depositary Shares and a dual listing on the NASDAQ Capital Market.

DIRECTORS

Mr Alexander Shaw — Non-Executive Chairman
Mr Cadell Buss — Managing Director
Mr Manuel Mota — Non-Executive Director
Mr José Martins — Non-Executive Director (appointed 20 October 2025)
Mr Graham Hewson — Non-Executive Director (appointed 27 April 2026)

COMPANY SECRETARY

Ms Susan Park

CHIEF FINANCIAL OFFICER

Mr Mark Laybourn (appointed 19 February 2026)

REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS

Level 28, 140 St George's Terrace, Perth WA 6000
Telephone: +61 8 6189 4924

SHARE REGISTER

Automic Group
Level 5, 191 St Georges Terrace, Perth WA 6000
Telephone: 1300 288 664

AUDITOR

BDO Audit Pty Ltd
Level 18, 360 Queen Street, Brisbane QLD 4000

STOCK EXCHANGE LISTING

Australian Securities Exchange (ASX: CHW)

COUNTRY OF INCORPORATION

Australia

WEBSITE

www.chilwaminerals.com

CONTENTS

DIRECTORS' REPORT

The directors present their report, together with the consolidated financial statements of Chilwa Minerals Limited (the Company) and the entities it controlled during the year ended 30 June 2026 (together, the Group), and the auditor's report thereon.

Directors and company secretary

The following persons were directors of the Company during the whole of the financial year and up to the date of this report, unless otherwise stated. Details of each director's qualifications, experience, special responsibilities and other directorships of listed companies (current, and held at any time in the three years before the end of the financial year) are set out below.

Mr. Alexander Shaw — Non-Executive Chairman

Qualifications: BSc (Hons) (University of Cape Town), DPhil (University of Oxford). Experience: a geologist with more than 20 years' global experience in mineral exploration and production, principally in Africa and Central and South America, including with First Quantum Minerals and BHP; Fellow of the Geological Society of London and a member of the Australian Institute of Geoscientists, the Southern Africa Institute of Mining and Metallurgy, the American Institute of Professional Geologists and the Society of Economic Geologists. Mr. Shaw is chief executive officer and managing director of Luso Global Mining B.V., a substantial shareholder of the Company. Special responsibilities: Chairman of the Board. Other current listed-company directorships: Chief Executive Officer and Executive Director of Landore Resources Limited (AIM: LND); Non-Executive Director of Storm Exploration Inc. (TSX-V: STRM). Former listed-company directorships (last three years): none.

Mr. Cadell Buss — Managing Director

Qualifications: Master of Project Management, MBA (Murdoch University), GAICD. Experience: a multi-industry senior executive with more than 20 years' experience in capital markets, marketing and project development, including 4.5 years as CEO of the stockbroking firm DJ Carmichael and previously Project and Finance Director of Luso Global Mining B.V. Special responsibilities: Managing Director and Chief Executive Officer. Other current listed-company directorships: Non-Executive Director, Atlas Pearls Ltd (ASX: ATP), since November 2021. Former listed-company directorships (last three years): none.

Mr. Manuel Mota — Non-Executive Director

Qualifications: MEng (Civil Engineering), University College London. Experience: Executive Vice President and Deputy Chief Executive Officer of the Mota-Engil Group, a board member of Mota-Engil SGPS, S.A. (listed on Euronext Lisbon) since February 2016, with prior roles including CEO Africa, CEO Europe and CEO Central Europe. Special responsibilities: none. Other current listed-company directorships: board member, Mota-Engil SGPS, S.A. (Euronext Lisbon). Former listed-company directorships (last three years): none other.

Mr. José Martins — Non-Executive Director (appointed 20 October 2025)

Qualifications: Bachelor of Accountancy (with distinction) (University of the Witwatersrand), Chartered Accountant (South Africa), GAICD. Experience: a finance executive with more than 25 years' experience in the management of public and private companies, including CFO roles with Alliance Mining Commodities Limited and the ASX-listed Macmahon Holdings Limited and Ausdrill Limited (now Perenti). Special responsibilities: Chair of the Audit and Risk Committee. Other current listed-company directorships: GenusPlus Group Limited (ASX: GNG, since 2018); Atlas Pearls Ltd (ASX: ATP, director since May 2024 and Chairman since January 2025). Former listed-company directorships (last three years): none other.

Mr. Graham Hewson — Non-Executive Director (appointed 27 April 2026)

Qualifications: BSc (Chemical Engineering) and Master of Leadership and Management (Curtin University). Experience: more than 30 years' global experience across the mineral sands, titanium dioxide and titanium metal sectors, most recently as Executive Vice President, Titanium Operations at The National Titanium Dioxide Company Limited (Cristal, now Tronox Holdings plc); currently a director of Coogee Chemicals Pty Ltd and Australian Gold Reagents Pty Ltd. Special responsibilities: member of the Audit and Risk Committee. Other current listed-company directorships: none. Former listed-company directorships (last three years): none.

Mr. Dennis Wilkins — Non-Executive Director (resigned 20 October 2025)

Qualifications: B.Bus, MAICD, ACIS. Experience: founder and principal of DWCorporate Pty Ltd; former Finance Director of Lynas Corporation Ltd and founding director of and adviser to Atlas Iron Limited at its initial public offering. Special responsibilities: none (he served as Company Secretary until 13 April 2026). Other listed-company directorships during the last three years: none.

Company secretary

Ms. Susan Park was appointed Company Secretary on 13 April 2026 (following the resignation of Mr Dennis Wilkins) and held office to the date of this report. Ms Park is the principal of Park Advisory Pty Ltd and has extensive experience as company secretary to ASX-listed companies. She holds a Bachelor of Commerce, is a Chartered Accountant (ACA), a Fellow of the Financial Services Institute of Australasia (FFin), a Fellow of the Governance Institute of Australia (FGIA), a Fellow of the Chartered Governance Institute (FCG) and a graduate of the Australian Institute of Company Directors (GAICD).

Directors' interests as at the date of this report

The relevant interests of the directors in the securities of the Company as at the date of this report were as follows. There have been no changes in the directors' relevant interests between 30 June 2026 and the date of this report.

Director	Ordinary shares	Performance rights
Mr. Alexander Shaw	317,965 (a)	3,000,000 (1,000,000 expiring 30 Nov 2028; 2,000,000 expiring 30 Nov 2030)
Mr. Cadell Buss	2,347,190 (b)	7,178,260 (c)
Mr. Manuel Mota	895,279 (d)	2,250,000 (750,000 expiring 30 Nov 2028; 1,500,000 expiring 30 Nov 2030)
Mr. José Martins	300,000 (e)	500,000 (expiring 30 Nov 2030)
Mr. Graham Hewson	– (f)	–

(a) 290,712 held at the start of the year, plus 19,048 shares subscribed in the October 2025 placement at $1.05 and 8,205 shares acquired on-market on 26 March 2026 at $0.849. (b) 1,748,156 held by Kevlar Investments Pty Ltd <Kevlar A/C>, 599,033 by Cadon Holdings Pty Ltd <Cadon S/F A/C> and 1 held directly. (c) 765,218 Class B, 956,521 Class C and 956,521 Class D performance rights; 1,500,000 rights expiring 30 November 2028; and 3,000,000 rights expiring 30 November 2030. (d) 545,279 registered in Mr Mota's own name plus 350,000 held through a nominee, including 24,000 shares acquired on-market on 9 January 2026 at $0.83. (e) Held via Sintra Business Services Pty Ltd <Sintra SF A/C>: 58,140 at appointment, 191,860 subscribed in the January 2026 placement at $1.20 and 50,000 acquired on-market in March 2026. (f) Nil at appointment (Appendix 3X, 28 April 2026) and nil at the date of this report.

Principal activities

The principal activity of the Group during the year was mineral exploration and evaluation at the Chilwa Critical Minerals Project (heavy mineral sands, rare earth elements and, from FY2026, niobium) on the shores of Lake Chilwa in southern Malawi. On 8 July 2025 the Group incorporated a further 100%-owned Malawian subsidiary, Phalombe Minerals Limited, which holds exploration licence EL0835/25 covering the

Mulanje, Phalombe and Zomba districts. There were no other significant changes in the nature of the Group's principal activities during the year.

Operating and financial review

The consolidated loss after income tax for the year ended 30 June 2026 was $6,881,603 (2025: $3,363,095, restated). Cash and cash equivalents at year end were $1,072,093 (2025: $687,022), with a further $30,000 held in a term deposit charged to the Group's banker as security for the corporate card facility. Exploration and evaluation assets were $26,026,776 (2025: $18,598,678, restated) and net assets were $25,983,040 (2025: $17,711,627, restated).

During FY2026, the Company progressed exploration for heavy mineral sands, rare earth elements and niobium at its wholly owned Lake Chilwa Critical Minerals Project in southern Malawi. It also commenced the proposed US listing process described below.

On the ground, the resource base grew materially. The Mposa heavy mineral sands resource was upgraded to 25.65Mt with 83% in the Measured category, and the Mpyupyu deposit — the largest of the ten heavy mineral sands deposits identified within the project area — more than doubled to 109.6Mt, an increase of 114%, with 89% in the Measured and Indicated categories and contained heavy minerals of 3.61Mt. Both deposits lie within the paleoshoreline sequences along the northern, western and southern shores of Lake Chilwa. The most recent project-wide Mineral Resource estimate, released on 30 June 2025, reported 110.0Mt at 4.03% total heavy minerals for 4.44Mt of contained heavy minerals; a project-wide estimate incorporating the upgrades made during the year had not been released at the date of this report. Metallurgical test work confirmed multiple saleable product streams — ilmenite, rutile, zircon and monazite — and a maiden scoping study across the Measured and Indicated resources was progressed for release.

In parallel, diamond drilling delivered a significant niobium discovery at the target now named Nakombe, south of Mpyupyu Hill, where hole MPYDD006 returned 0.31% Nb2O5 over 126.1m from 125m downhole, with associated tantalum and gallium (announced 9 March 2026). A second hole 180m to the north, MPYDD009, returned an average of 0.17% Nb2O5 over its full 385m from surface, including 0.24% Nb2O5 over 60m, extending the mineralised footprint; those results, announced 19 May 2026, are from the Company's in-house portable XRF analysis, with laboratory multi-element assays to follow. An 8km rare-earth corridor was also identified beneath the Mposa deposit. A second diamond rig was mobilised to accelerate a pipeline of up to 47 interpreted carbonatite and alkaline targets, and a dedicated ionic-adsorption-clay rare-earths programme was launched.

The information in this report that relates to Exploration Results and Mineral Resources is extracted from the Company's announcements released to the ASX during the year, which are available on the Company's website. The Company confirms that it is not aware of any new information or data that materially affects the information included in those announcements and that all material assumptions and technical parameters underpinning the estimates in them continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from those announcements.

Corporately, the Company raised $12,608,015 before transaction costs — $12,152,599 through placements completed in August 2025, October 2025 and January 2026 and $455,416 on the exercise of options — and initiated a US listing process — confidentially filing a Registration Statement on Form F-1 with the US Securities and Exchange Commission, appointing BNY Mellon to establish an American Depositary Receipt programme, and transitioning its audit to BDO Audit Pty Ltd ('BDO') to meet NASDAQ and PCAOB audit requirements. Independent research coverage was initiated, and the Company strengthened its board and management, including the appointment of a Chief Financial Officer.

The loss for the year of $6,881,603 (2025: $3,363,095, restated) reflects increased exploration activity, share-based payments of $2,850,673 and $726,388 of expensed US-listing costs (refer note 5) — principally PCAOB audit and re-audit fees — while costs of $236,564 directly attributable to the proposed US capital raising have been carried forward as deferred offering costs at 30 June 2026 (note 9); they will be recognised as a deduction from contributed equity when the offering completes (note 16). At 30 June 2026 the Group held cash of $1,072,093 and had net current liabilities of $976,874. As set out in note 1(c), the Group will require further funding to progress its exploration programme and to settle its liabilities as they fall due, which gives rise to a material uncertainty relating to going concern that may cast significant doubt on its ability to continue as a going concern; the directors have concluded, for the reasons given in that note, that the going concern basis of preparation remains appropriate.

Significant changes in the state of affairs

Significant changes in the state of affairs during FY2026 were: (i) capital raisings — placements at $1.05 per share completed between August and October 2025 raising $4,127,168, at $1.20 per share in October and November 2025 raising $5,975,200, and a further tranche at $1.20 per share approved at the general meeting held on 7 January 2026 and issued on 19 January 2026 raising $2,050,231, together with $455,416 received on the exercise of options; (ii) commencement of the process for a proposed US initial public offering and dual listing on the NASDAQ Capital Market, including the confidential filing of a Registration Statement on Form F-1 with the US Securities and Exchange Commission (March 2026), the appointment of BNY Mellon to establish an American Depositary Receipt programme (February 2026) and a change of auditor to BDO to meet NASDAQ and PCAOB requirements (February 2026); (iii) incorporation of a new subsidiary, Phalombe Minerals Limited, which holds exploration licence EL0835/25; and (iv) the Board and management changes described above. Other than these matters, there were no significant changes in the state of affairs of the Group during the year.

Matters subsequent to the end of the financial year

The Company publicly filed its Registration Statement on Form F-1 with the Securities and Exchange Commission ('SEC') on 9 July 2026 for the proposed US initial public offering ('IPO') and NASDAQ dual listing, and has since responded to SEC comment letters and filed Amendments No. 1 (23 July 2026), No. 2 (submitted 7 August and filed 10 August 2026) and No. 3 (20 August 2026). On 5 July 2026, 13,250,000 ordinary shares were released from ASX escrow. At the date of this report, the SEC have approved the SEC registration and the Form F-1 Registration Statement went effective on 29 September 2026 (US time), however final NASDAQ approvals remain outstanding and in final review. No proceeds have been received to date and completion is planned for early October 2026.

After the reporting period, and in response to the delays in obtaining proceeds from the proposed NASDAQ listing, the Company obtained a signed letter of financial support from Luso Global Mining B.V. ('Luso'), a substantial shareholder and wholly owned subsidiary of Mota-Engil, SGPS, S.A., which is a related party of the Group. Under the letter dated 30 September 2026, Luso has agreed to provide financial support of up to $1,500,000, if required, to fund ongoing operations and meet normal trading liabilities for twelve months from that date or until successful completion of the proposed NASDAQ IPO, whichever occurs first. The letter also provides that it is effective until the next financial reporting signing date.

Other than these matters, the directors are not aware of any matter or circumstance that has arisen since 30 June 2026 that has significantly affected, or may significantly affect, the Group's operations, results or state of affairs in future financial years.

Dividends

No dividends were paid or declared during the financial year and the directors do not recommend the payment of a dividend.

Likely developments and environmental regulation

The Group expects to maintain its current exploration and evaluation activities, the pace of which depends on receipt of the US initial public offering proceeds and the further funding described in note 1(c). The Group's operations in Malawi are subject to Malawian environmental regulation; the Company is not subject to any significant environmental regulation under Australian Commonwealth or State law. The directors are not aware of any material environmental breaches during the year.

Material business risks

Exploration and development risk. The Group's projects are at the exploration and evaluation stage. There is no assurance that exploration will result in the definition of economically recoverable reserves or that the Chilwa Critical Minerals Project will proceed to development. The Group manages this risk through staged exploration programmes, independent resource estimation and study work.

Funding and going concern risk. The Group does not yet generate operating revenue and depends on debt and/or equity funding to finance exploration and corporate activity. The availability and pricing of capital depend on market conditions. The funding on which the directors' cash flow forecast depends, and the material uncertainty related to going concern that arises from the Group's dependence on securing it, are set out in note 1(c); should the required funding not be secured, the Group would need to defer further expenditure or seek alternative funding.

Country and sovereign risk. The Group's operations are located in Malawi. Changes in government policy, mining and tax legislation (including the finalisation of a Mining Development Agreement), foreign-exchange controls and the availability of foreign currency in-country could affect the Group's operations, the repatriation of funds and the value of its assets.

Tenure risk. The Group's exploration licences are subject to minimum expenditure and other conditions. The licences EL0670/22R1 and EL0671/22R1 were renewed on 18 July 2025 and EL0835/25 was granted on 18 July 2025; failure to satisfy licence conditions could result in the loss of tenure (note 19).

Reliance on contractors and related-party arrangements. Drilling and certain technical services are provided principally by the Mota-Engil group, a related party (note 21). Interruption to, or an adverse change in, these arrangements could delay exploration programmes.

Foreign exchange risk. The Group's expenditure is incurred predominantly in US dollars, euros and Malawian kwacha. Funding under the US initial public offering is denominated in US dollars (notes 2 and 27).

Climate-related risk. The Group's exploration activities and any future development may be affected by physical climate risks in the Lake Chilwa basin — including seasonal flooding, drought and extreme weather that can interrupt drilling programmes and site access — and by transition risks such as evolving climate-related disclosure, permitting and environmental requirements in Australia and Malawi. The Board monitors these exposures as part of its risk oversight; the Group's critical-minerals products (including titanium, zirconium, rare-earth and niobium minerals) are used in applications that support the energy transition.

Key personnel risk. The Group depends on a small executive team and specialist geological staff; the loss of key personnel could delay its programmes.

Meetings of directors

The numbers of meetings of the Company's Board of Directors held during the year ended 30 June 2026, and the numbers of meetings attended by each director, were:

	A — attended	B — held while in office
Mr A Shaw	8	8
Mr C Buss	8	8
Mr M Mota	6	8
Mr J Martins (from 20 October 2025)	3	4
Mr G Hewson (from 27 April 2026)	2	2
Mr D Wilkins (to 20 October 2025)	4	4

A = number of meetings attended. B = number of meetings held during the time the director held office during the year. In addition to the eight Board meetings, the directors passed six circular resolutions during the year. The Audit and Risk Committee was reconstituted on 26 November 2025 with Mr Martins as Chair and Mr Shaw and Mr Mota as members, and from 27 April 2026 comprised Mr Martins (Chair) and Mr Hewson. The Committee met four times during the year — on 2 December 2025, 27 February 2026, 13 May 2026 and 24 June 2026. No other Board committee met during the year; matters otherwise dealt with by Board committees were dealt with by the full Board.

Shares under option

Unissued ordinary shares of Chilwa Minerals Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
5 April 2023	30 June 2027	$0.25	83,225
5 April 2023	30 June 2027	$0.30	338,387
5 April 2023	30 June 2027	$0.40	456,261
Total			**877,873**

In addition, 25,250,000 performance rights (exercise price $nil) were on issue at the date of this report (note 18). No option or performance-right holder has any right under those instruments to participate in any other share issue of the Company or of any other entity. No options were granted as remuneration during the year and no options have been granted since the end of the financial year.

Shares issued on the exercise of options

During the year ended 30 June 2026, 1,622,127 ordinary shares were issued on the exercise of options (at exercise prices of $0.25, $0.30 and $0.40) for total consideration of $486,840, of which $31,424 had been received as application monies at 30 June 2025. A further 10,000,000 ordinary shares were issued on the conversion of Class A performance rights on 30 July 2025 and 7 November 2025, for no cash consideration, following the achievement of the resource milestone on 10 July 2025. No amounts are unpaid on any of these shares, and no shares have been issued on the exercise of options or the conversion of performance rights since the end of the financial year (note 16).

Insurance and indemnification of officers and auditor

During the financial year the Company paid premiums in respect of a contract insuring the directors, the company secretary and the officers of the Company and of its controlled entities against liabilities that may be incurred in those capacities, to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liabilities insured and the amount of the premium. The Company has also entered into deeds of insurance, access and indemnity with its directors and company secretary on customary terms, indemnifying them, to the extent permitted by law, against liabilities incurred in their capacity as officers of the Company.

To the extent permitted by law and under the terms of its engagement, the Company has agreed to indemnify BDO against claims by third parties arising from the audit engagement, other than where precluded by the Corporations Act 2001. No payment has been made to indemnify the auditor during or since the financial year, and no insurance premium has been paid in respect of the auditor acting as auditor.

Proceedings on behalf of the Company

No person has applied to a court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. No proceedings have been brought or intervened in on behalf of the Company with leave of a court under section 237 of the Corporations Act 2001.

Audit and non-audit services

Details of the amounts paid or payable to the auditor, BDO Audit Pty Ltd (“BDO”), for audit and other assurance services provided during the year are disclosed in note 23 to the consolidated financial statements. The other services provided by BDO during the year — the PCAOB re-audits of the financial statements for the years ended 30 June 2024 and 30 June 2025 and the assurance procedures associated with the Company’s Registration Statement on Form F-1 for the proposed NASDAQ listing — are assurance services performed in the auditor’s capacity as auditor, and BDO provided no other non-audit services to the Group during the year. The directors have nonetheless considered those services and are satisfied that their provision is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 and did not compromise the auditor independence requirements of that Act, as none of the services involved reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards.

Rounding of amounts

The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2026/183, which applies to financial years ending on or after 30 June 2026 and replaces ASIC Corporations Instrument 2016/191. In accordance with that Instrument, amounts in this report and in the financial report are presented in Australian dollars and have been rounded to the nearest dollar, unless otherwise indicated.

Remuneration Report (Audited)

This remuneration report, prepared under section 300A of the Corporations Act 2001, has been audited as required by section 308(3C). It sets out the remuneration arrangements for the key management personnel (KMP) of the Group for the year ended 30 June 2026 and is structured as follows: (a) key management personnel; (b) remuneration policy and framework; (c) elements of remuneration; (d) link between remuneration and performance; (e) remuneration expenses; (f) contractual arrangements; (g) non-executive director arrangements; (h) equity instruments held by KMP; and (i) other statutory disclosures.

(a) Key management personnel

KMP during FY2026 were the directors — Mr Alexander Shaw (Non-Executive Chairman), Mr Cadell Buss (Managing Director), Mr Manuel Mota (Non-Executive Director), Mr José Martins (Non-Executive Director, appointed 20 October 2025) and Mr Graham Hewson (Non-Executive Director, appointed 27 April 2026) — together with the Chief Financial Officer, Mr Mark Laybourn (appointed 19 February 2026, whose services are provided through CFO Centre (WA) Pty Ltd, a related party). Mr Dennis Wilkins was a director and key management person until his resignation on 20 October 2025.

(b) Remuneration policy and framework

The Board sets director and executive remuneration. No separately constituted remuneration committee met during the year. Given the Group operates in the mineral exploration sector with a long-term objective of developing the Chilwa Critical Minerals Project, remuneration policy emphasises fixed remuneration set by reference to comparable exploration companies, with equity-based long-term incentives tied to project milestones rather than short-term earnings, which are expected to remain negative during the exploration phase. No remuneration consultants were engaged during the year.

(c) Elements of remuneration

Fixed remuneration. Executive remuneration comprises base salary or consulting fees plus statutory superannuation where applicable. Fixed remuneration is reviewed annually by the Board.

Short-term incentives. Under the Managing Director's Executive Services Agreement, Mr Buss was entitled to milestone cash bonuses of $140,074 on admission to the official list of the ASX, $70,000 on completion of a 6,000-metre drilling programme with assay results, and $70,000 on the achievement of a maiden Indicated Resource of more than 3Mt of THM at a 1% cut-off grade — a maximum aggregate short-term incentive of $280,074 under the agreement. All three milestones had been achieved and paid by 30 June 2025 (the $140,000 shown for 2025 comprises the second and third milestone bonuses). No short-term incentive was payable, paid or forfeited in respect of FY2026, and no short-term incentive arrangements were in place for any other KMP.

Long-term incentives. Long-term incentives are provided through performance rights issued under shareholder approvals, with $nil exercise price and vesting subject to non-market project milestones (Classes A–F — resource definition, pre-feasibility, feasibility, decision to mine, grant of a mining licence and TREO resource milestones). The grant-date fair values and the terms of each class, including the number granted, grant dates, hurdles and expiry dates, are set out in note 18 and in the tables below. Non-executive directors may participate only with shareholder approval. Satisfaction of each performance condition is assessed by the Board by reference to the relevant announcement released to the ASX — the Mineral Resource estimate, the completion of the pre-feasibility or feasibility study, the decision to mine, or the grant of the mining licence — each of which is prepared or verified by the appropriate independent expert before release. The Board adopted that method because each hurdle is defined by reference to an objectively verifiable external event that is publicly announced, so that vesting is assessed against the specified milestones. The minimum possible total value of each unvested grant in future financial years is $nil, being the position if the relevant performance condition is not satisfied and the rights lapse. The maximum amount that may be recognised in future financial years in respect of a grant is its grant-date fair value less the amount already recognised. The grant-date fair values are $0.20 per right for Classes A to D, $0.83 for Class E and $0.935 for Class F (note 18). For the Class F performance rights granted during the year the grant-date fair values were $1,870,000 for Mr Shaw, $2,805,000 for Mr Buss, $1,402,500 for Mr Mota and $467,500 for Mr Martins, of which $1,267,880, $1,901,819, $950,910 and $316,970 respectively may be recognised in future financial years. For the Class E performance rights the amounts that may be recognised in future financial years are $484,624 for Mr Shaw, $726,935 for Mr Buss and $363,468 for Mr Mota. Because the rights have a $nil exercise price, the value ultimately received by a holder on vesting is the number of rights multiplied by the share price at that time. No performance rights held by key management personnel vested during the year (2025: nil). All 500,000 of the Class E performance rights held by Mr Wilkins — being 100% of his grant, and 13.3% of the Class E rights then on issue — lapsed on 24

April 2026 following his ceasing to be a director. The Class A rights that converted during the year (note 18) were not held by key management personnel.

(d) Link between remuneration and performance

The table below sets out the Group's earnings and the movement in shareholder wealth for the five years to 30 June 2026 (2026 and 2025 are presented on the basis described in note 1(a); 2024 to 2022 are as originally reported; the Company listed on the ASX on 5 July 2023):

	2026	2025	2024	2023	2022
Interest income ($)	74,183	125,991	202,811	–	–
Net loss ($)	(6,881,603)	(3,363,095)	(1,742,745)	(1,022,744)	(266,413)
Basic loss per share (cents)	(7.51)	(4.63)	(2.60)	(12.50)	(32.00)
Closing share price at 30 June ($)	0.873	1.20	0.63	n/a	n/a

No dividends have been paid or declared since incorporation and there have been no returns of capital. Remuneration outcomes are linked to performance through the milestone-based performance rights: the Class A resource milestone was achieved on 10 July 2025 and the related rights converted during the year, while all other classes remained unvested at 30 June 2026.

(e) Remuneration expenses

Remuneration of key management personnel for the years ended 30 June 2026 and 30 June 2025 (Australian dollars):

Name	Salary & fees $	Cash bonus $	Super $	Share-based payments $	Total $	% perf.
2026						
Mr A Shaw (Chairman)	80,000	–	–	802,219	882,219	90.9%
Mr M Mota	40,000	–	–	601,665	641,665	93.8%
Mr J Martins [1]	24,984	–	2,857	150,530	178,371	84.4%
Mr G Hewson [4]	6,494	–	779	–	7,273	–
Mr D Wilkins [2]	12,222	–	–	(72,639)	(60,417)	–
Mr C Buss (MD)	419,886	–	50,386	1,321,004	1,791,276	73.7%
Mr M Laybourn (CFO) [3]	142,410	–	–	–	142,410	–
Total KMP — 2026	**725,996**	**–**	**54,022**	**2,802,779**	**3,582,797**	**–**
2025 (restated)						
Mr A Shaw (Chairman)	80,000	–	–	145,277	225,277	64.5%
Mr C Buss (MD)	350,000	140,000	40,250	500,751	1,031,001	48.6%
Mr M Mota	40,000	–	–	108,958	148,958	73.1%
Mr D Wilkins	40,000	–	–	72,639	112,639	64.5%
Total KMP — 2025	**510,000**	**140,000**	**40,250**	**827,625**	**1,517,875**	**–**

[1] Appointed 20 October 2025. [2] Resigned 20 October 2025; the negative share-based amount reflects the reversal of expense previously recognised on his forfeited Class E performance rights. [3] Chief Financial Officer services are provided through CFO Centre (WA) Pty Ltd (a related party) under a consulting arrangement; the FY2026 fee of $142,410 is included in key management personnel compensation above. [4] Appointed 27 April 2026. "% perf." is the percentage of total remuneration that is performance-linked (share-based). No cash bonuses were paid or payable to

KMP in respect of FY2026, and no short-term incentive was forfeited. Non-cash benefits and long service leave were nil for all KMP in both years.

During the year the Group identified a number of prior period errors and assessed their impact on the 2025 reported remuneration. The errors identified related to errors within share-based payments, including:

- Not appropriately assessing the probability of binary non-market vesting conditions being achieved; and
- Timing of initial recognition of the awards being inconsistent with the measurement date.

The impact of the errors is detailed below:

	Total remuneration as previously reported $	Adjustment $	Restated total remuneration $
Mr A Shaw (Chairman)	159,144	66,133	225,277
Mr C Buss (MD)	1,046,209	(15,208)	1,031,001
Mr M Mota	99,358	49,600	148,958
Mr D Wilkins	79,572	33,067	112,639
Total KMP	1,384,283	133,592	**1,517,875**

(f) Contractual arrangements

Executive / office	Basis	Term	Notice (either party)	Termination benefit
Mr C Buss — Managing Director	Executive Services Agreement (commenced 1 July 2023; base salary $400,000 p.a. from 1 January 2026, previously $350,000 excluding superannuation; the milestone short-term incentives described above, all of which had been achieved and paid by 30 June 2025; LTI performance rights)	No fixed term	12 months	Payment in lieu of notice; no benefit on termination for cause
Mr M Laybourn — Chief Financial Officer	Consulting arrangement with CFO Centre (WA) Pty Ltd (from 19 February 2026); fees charged on a time basis	Ongoing	Per the consulting agreement	None
Non-executive directors	Letters of appointment; fees within the aggregate pool	Subject to rotation and re-election	None	None (statutory superannuation only)

(g) Non-executive director arrangements

Non-executive directors receive fixed fees reflecting the demands of their role, reviewed annually. The maximum aggregate fee pool is $300,000 per annum, approved by shareholders at the 2022 Annual General Meeting. Non-executive directors do not receive performance-based cash bonuses and may be granted performance rights only with shareholder approval (approvals of 7 November 2024 and 27 November 2025). No retirement benefits are payable other than statutory superannuation, where applicable.

(h) Equity instruments held by key management personnel

Performance rights granted as remuneration during the year:

Name	Class	Number granted	Grant date	Value per right $	Vested	Expiry
Mr A Shaw	F	2,000,000	27/11/2025	0.935	–	30/11/2030
Mr C Buss	F	3,000,000	27/11/2025	0.935	–	30/11/2030
Mr M Mota	F	1,500,000	27/11/2025	0.935	–	30/11/2030
Mr J Martins	F	500,000	27/11/2025	0.935	–	30/11/2030
Total		**7,000,000**			**–**	

The Class F performance rights were approved by shareholders on 27 November 2025 and issued on 20 January 2026; none had vested at 30 June 2026. The terms and conditions of each class of performance rights, including vesting hurdles and expiry dates, are set out in note 18. During the year, 500,000 Class E performance rights held by Mr D Wilkins (fair value $0.83 per right) were forfeited on 24 April 2026 following his resignation as a director.

Performance rights held by KMP (number):

Name	Opening 1 Jul 2025	Granted (Class F)	Forfeited	Closing 30 Jun 2026
Mr A Shaw	1,000,000	2,000,000	–	3,000,000
Mr C Buss	4,178,260	3,000,000	–	7,178,260
Mr M Mota	750,000	1,500,000	–	2,250,000
Mr J Martins (from appointment)	–	500,000	–	500,000
Mr G Hewson (from appointment)	–	–	–	–
Mr D Wilkins [5]	500,000	–	(500,000)	–

[5] Mr Wilkins ceased to be a KMP on 20 October 2025; his 500,000 Class E rights were forfeited on 24 April 2026. No KMP held Class A performance rights; the Class A conversions during the year related to Luso Global Mining B.V. and non-KMP holders (note 18).

Class	Grant date / fair value per right	Vesting condition and expiry
A	5 Apr 2023 / $0.20	Announcement of a JORC-compliant Indicated Resource of 3Mt THM; hurdle achieved 10 July 2025
B	5 Apr 2023 / $0.20	Announcement of a pre-feasibility study recommending proceeding; expiry 30 June 2027.
C	5 Apr 2023 / $0.20	Announcement of the completion of a feasibility study recommending proceeding; expiry 30 June 2027
D	5 Apr 2023 / $0.20	Announcement of a decision to mine; expiry 30 June 2028
E	7 Nov 2024 / $0.83	Approval and issue of a mining licence for the Chilwa Critical Minerals Project; expiry 30 November 2028
F	27 Nov 2025 / $0.935	Announcement of a JORC (2012) TREO Mineral Resource by 30 November 2027 — 3,500,000 rights on an Indicated Resource of at least 35Mt at 1% TREO and 3,500,000 rights at 60Mt at 2% TREO; rights expire 30 November 2030

There is no exercise price for any performance rights.

Ordinary shares held by KMP (number, including shares held by controlled entities and nominees):

Name	Opening 1 Jul 2025	Placements	Conversion of rights	On-market / other	Closing 30 Jun 2026
Mr A Shaw	290,712	19,048	–	8,205	317,965
Mr C Buss	2,275,536	45,238	–	26,416	2,347,190
Mr M Mota	871,279	–	–	24,000	895,279
Mr J Martins (from appointment)	58,140	191,860	–	50,000	300,000
Mr G Hewson (from appointment)	–	–	–	–	–

Mr Buss's placement participation comprises 28,571 shares in the October 2025 placement at $1.05 ($30,000) and 16,667 shares in the January 2026 placement at $1.20 ($20,000). Opening balances are as disclosed in the FY2025 annual report at its date.

(i) Other statutory disclosures

During the year the Company paid or accrued $142,410 (2025: $nil) to CFO Centre (WA) Pty Ltd for the provision of Mr M Laybourn's services as Chief Financial Officer; $nil was outstanding at 30 June 2026. In the year ended 30 June 2025 the Company paid $40,000 to DWCorporate Pty Ltd, an entity of which the then director Mr D Wilkins is principal, for the provision of his services as a director and $429,373 for company secretarial, accounting and bookkeeping services charged at hourly rates; $27,810 was outstanding at 30 June 2025. Amounts paid to DWCorporate Pty Ltd during the year ended 30 June 2026 were $12,222 for director services to 20 October 2025, when Mr Wilkins ceased to be a director, and $148,220 for company secretarial, accounting and bookkeeping services provided until that engagement ended in April 2026; $nil was outstanding at 30 June 2026. The unsecured, interest-free loan of $43,304 from DWCorporate Pty Ltd outstanding at 1 July 2024 was repaid in full during the year ended 30 June 2025.

The Mota-Engil group is a related party of the Company: Mr A Shaw and Mr M Mota are associated with that group, and Luso Global Mining B.V., a Mota-Engil group entity, held 31.18% of the Company's issued capital at 30 June 2026.

During the year the Group incurred $4,515,788 (2025 restated: $2,888,004) for technical, drilling and related site services provided by the Mota-Engil group under the Services Deed dated 5 April 2023 (as varied on 25 January 2024), the diamond drilling contract dated 15 January 2025 and the sonic drilling contract. The 2026 amount is stated net of credits of $82,204 issued by the Mota-Engil group during the year under the drill-rig recovery mechanism on metres invoiced.

Amounts payable to the Mota-Engil group at 30 June 2026 were $967,429 (2025 restated: $1,859,338). The 2026 amount comprises the accrual for services performed and not invoiced at that date (note 13). The comparative amount has been restated for the prior period errors described in note 1(a) to the consolidated financial statements.

Post period end, on 30 September 2026, Luso Global Mining B.V. provided a letter of financial support for up to $2m should it be required. No amount has been drawn against this facility at the date of this report.

At the 2025 Annual General Meeting held on 27 November 2025, the Company's FY2025 remuneration report was adopted on a poll with 100% of the votes cast in favour; the Company did not receive a "first strike". No remuneration consultants were engaged during the year. This concludes the audited Remuneration Report.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page and forms part of this Directors' Report.

This report is made in accordance with a resolution of directors.



Mr Cadell Buss
Managing Director
Dated: 30 September 2026

AUDITOR'S INDEPENDENCE DECLARATION

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 18, 360 Queen Street
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

DECLARATION OF INDEPENDENCE BY M TAYLOR TO THE DIRECTORS OF CHILWA MINERALS LIMITED

As lead auditor of Chilwa Minerals Limited for the year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Chilwa Minerals Limited and the entities it controlled during the period.



M Taylor
Director

BDO Audit Pty Ltd

Brisbane, 30 September 2026

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 30 June 2026 — expressed in Australian dollars

	Note	2026 $	2025 $ (restated*)
Interest income	4	74,183	125,991
Other income	4	11,181	--
Net foreign exchange loss		(89,234)	(95,172)
Administration expenses	5	(381,981)	(400,434)
Compliance and regulatory costs	5	(1,568,832)	(533,782)
Consulting expenses	5	(306,741)	(500,844)
Depreciation and amortisation	5	(131,411)	(94,983)
Employee benefits expense	5	(1,297,676)	(915,366)
Other expenses	5	(189,049)	--
Exploration expenditure expensed	5	(151,370)	--
Share-based payments expense	18	(2,850,673)	(948,505)
Loss before income tax		**(6,881,603)**	**(3,363,095)**
Income tax expense	6	--	--
Loss for the year		**(6,881,603)**	**(3,363,095)**
Other comprehensive loss			
Items that may be reclassified subsequently to profit or loss			
Exchange differences on translation of foreign operations		(87,808)	(75,936)
Other comprehensive loss for the year, net of tax		(87,808)	(75,936)
Total comprehensive loss for the year		**(6,969,411)**	**(3,439,031)**
Basic and diluted loss per share (cents)	24	(7.51)	(4.63)

** The 2025 comparative information has been restated to correct prior period errors. Refer to note 1(a).*

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2026 — expressed in Australian dollars

	Note	2026 $	2025 $ (restated*)	1 July 2024 $ (restated*)
Current assets				
Cash and cash equivalents	7	1,072,093	687,022	4,151,472
Trade and other receivables	8	21,768	77,584	2,153
Prepayments	9	506,895	64,085	48,916
Total current assets		**1,600,756**	**828,691**	**4,202,541**
Non-current assets				
Property, plant and equipment	10	489,259	376,467	67,356
Right-of-use assets	11	58,038	67,711	74,160
Other financial assets — restricted term deposit	7	30,000	--	--
Prepayments	9	369,965	679,832	--
Exploration and evaluation assets	12	26,026,776	18,598,678	11,333,988
Total non-current assets		**26,974,038**	**19,722,688**	**11,475,504**
TOTAL ASSETS		**28,574,794**	**20,551,379**	**15,678,045**
Current liabilities				
Trade and other payables	13	2,442,324	2,717,809	2,405,775
Lease liabilities	14	65,652	65,652	71,052
Employee benefit obligations	15	69,654	56,291	26,636
Borrowings		--	--	43,304
Total current liabilities		**2,577,630**	**2,839,752**	**2,546,767**
Non-current liabilities				
Employee benefit obligations	15	14,124	--	--
Total non-current liabilities		**14,124**	**--**	**--**
TOTAL LIABILITIES		**2,591,754**	**2,839,752**	**2,546,767**
NET ASSETS		**25,983,040**	**17,711,627**	**13,131,278**
Equity				
Contributed equity	16	33,547,250	18,986,249	11,863,857
Reserves	17	5,959,583	5,367,568	4,546,516
Accumulated losses		(13,523,793)	(6,642,190)	(3,279,095)
TOTAL EQUITY		**25,983,040**	**17,711,627**	**13,131,278**

** The 2025 comparative information has been restated to correct prior period errors. Refer to note 1(a). A third statement of financial position as at 1 July 2024 is presented in accordance with AASB 101 paragraph 40A.*

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2026 — expressed in Australian dollars

	Contributed equity $	Share-based payments reserve $	Foreign currency translation reserve $	Accumulated losses $	Total $
Balance at 1 July 2024 — as previously reported	11,863,857	1,260,601	(27,987)	(3,031,901)	10,064,570
Effect of prior period errors (note 1(a))	--	3,283,570	30,332	(247,194)	3,066,708
Balance at 1 July 2024 — restated*	**11,863,857**	**4,544,171**	**2,345**	**(3,279,095)**	**13,131,278**
Loss for the year (restated)	--	--	--	(3,363,095)	(3,363,095)
Exchange differences on translation of foreign operations	--	--	(75,936)	--	(75,936)
Total comprehensive loss for the year	**--**	**--**	**(75,936)**	**(3,363,095)**	**(3,439,031)**
Transactions with owners in their capacity as owners:					
Shares issued for cash	7,094,611	--	--	--	7,094,611
Shares issued on exercise of options — transfer from reserve	51,517	(51,517)	--	--	--
Share issue transaction costs	(23,736)	--	--	--	(23,736)
Share-based payments expense (restated)	--	948,505	--	--	948,505
Balance at 30 June 2025 — restated*	**18,986,249**	**5,441,159**	**(73,591)**	**(6,642,190)**	**17,711,627**

	Contributed equity $	Share-based payments reserve $	Foreign currency translation reserve $	Accumulated losses $	Total $
Balance at 1 July 2025 — as previously reported	18,986,249	3,394,849	(38,512)	(6,216,180)	16,126,406
Effect of prior period errors (note 1(a))	--	2,046,310	(35,079)	(426,010)	1,585,221
Balance at 1 July 2025 — restated*	**18,986,249**	**5,441,159**	**(73,591)**	**(6,642,190)**	**17,711,627**
Loss for the year	--	--	--	(6,881,603)	(6,881,603)
Exchange differences on translation of foreign operations	--	--	(87,808)	--	(87,808)
Total comprehensive loss for the year	**--**	**--**	**(87,808)**	**(6,881,603)**	**(6,969,411)**
Transactions with owners in their capacity as owners:					
Shares issued for cash	12,608,015	--	--	--	12,608,015
Shares issued on conversion of options and performance rights — transfer from reserve	2,170,850	(2,170,850)	--	--	--
Application monies received in a prior year applied on issue of shares	31,424	--	--	--	31,424
Share issue transaction costs	(249,288)	--	--	--	(249,288)
Share-based payments expense	--	2,850,673	--	--	2,850,673
Balance at 30 June 2026	**33,547,250**	**6,120,982**	**(161,399)**	**(13,523,793)**	**25,983,040**

** The 2025 comparative information has been restated to correct prior period errors. Refer to note 1(a).*

Amounts shown as previously reported are those presented in the Group's financial report for the relevant year.

The above statement should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2026 — expressed in Australian dollars

	Note	2026 $	2025 $
Cash flows from operating activities			
Payments to suppliers and employees		(3,601,066)	(2,175,208)
Interest received		74,183	125,991
Net cash used in operating activities	**7**	**(3,526,883)**	**(2,049,217)**
Cash flows from investing activities			
Payments for exploration and evaluation expenditure		(7,860,667)	(7,981,261)
Payments for property, plant and equipment		(214,013)	(397,795)
Placement of restricted term deposit	7	(30,000)	--
Net cash used in investing activities		**(8,104,680)**	**(8,379,056)**
Cash flows from financing activities			
Proceeds from issues of ordinary shares		12,152,599	7,094,611
Proceeds from exercise of options		455,416	--
Proceeds received in advance of the issue of shares		--	31,424
Payments for share issue transaction costs		(249,288)	(23,736)
Payments for deferred offering costs		(170,485)	--
Repayment of borrowings		--	(43,304)
Net cash from financing activities		**12,188,242**	**7,058,995**
Net increase/(decrease) in cash and cash equivalents before the effect of exchange rate changes		**556,679**	**(3,369,278)**
Effect of exchange rate changes on cash and cash equivalents		(171,608)	(95,172)
Cash and cash equivalents at the beginning of the financial year		687,022	4,151,472
Cash and cash equivalents at the end of the financial year	**7**	**1,072,093**	**687,022**

The above statement should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information and material accounting policies

Chilwa Minerals Limited is a for-profit company limited by shares, incorporated and domiciled in Australia. Its ordinary shares are listed on the Australian Securities Exchange (ASX: CHW). The Company is pursuing a proposed US initial public offering of American Depositary Shares and a dual listing on the NASDAQ Capital Market. Its registered office and principal place of business is Level 28, 140 St George's Terrace, Perth, Western Australia 6000. The principal activity of the Group during the year was mineral exploration and evaluation at the Chilwa Critical Minerals Project in southern Malawi; the Group has not commenced production and derives no revenue from mining operations.

The material accounting policy information adopted in the preparation of these consolidated financial statements is set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of Chilwa Minerals Limited (the Company) and its subsidiaries (together, the Group).

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Chilwa Minerals Limited is a for-profit entity for the purposes of preparing the financial statements. The consolidated financial statements also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on the historical cost basis, except where stated, and are presented in Australian dollars.

Amounts are expressed in Australian dollars and have been rounded to the nearest dollar in accordance with ASIC Corporations (Rounding in Financial/Directors' Reports) Instrument 2026/183.

New and amended standards adopted by the Group

No new or amended Australian Accounting Standards or Interpretations that became effective for the year ended 30 June 2026 had a material effect on the Group's financial statements.

New standards and interpretations not yet adopted

AASB 18 Presentation and Disclosure in Financial Statements is effective for annual reporting periods beginning on or after 1 January 2027 and will apply to the Group from the year ending 30 June 2028. AASB 18 replaces AASB 101 Presentation of Financial Statements and introduces new requirements for the presentation of the statement of profit or loss, including defined categories and required subtotals, disclosure of management-defined performance measures, and enhanced requirements for the aggregation and disaggregation of information. AASB 18 will not change the recognition or measurement of any item in the Group's financial statements and will therefore have no effect on the Group's reported loss, net assets or cash flows. Management is assessing the presentation and disclosure impacts; from its preliminary assessment, the principal effects are expected to be the classification of the Group's income and expenses (including interest income and foreign exchange differences) into the new operating, investing and financing categories, and the associated changes to the face of the statement of profit or loss and other comprehensive income and to the notes. The Group does not intend to adopt the standard early. No other standard on issue but not yet effective is expected to have a material impact.

Correction of prior period errors

During the year the Group identified a number of prior period errors and assessed their impact on the prior period financial statements. The errors identified related to:

- Errors within share-based payments, including:
  - Not appropriately assessing the probability of binary non-market vesting conditions being achieved;
  - Inappropriate vesting period for the performance rights issued on acquisition of the Chilwa Project, which should have vested immediately upon issue as the service condition had been met on acquisition date; and
  - Timing of initial recognition of the awards being inconsistent with the measurement date.

  These share-based payment errors understated the expense for the year ended 30 June 2025. The errors relating to the acquisition rights understated exploration and evaluation assets and the share-based payments reserve.
- A review of the agreement with a drilling operator for the upfront purchase of a drill rig, which resulted in the reclassification of the upfront cost from property, plant and equipment to prepayments; the error had resulted in a material overstatement of property, plant and equipment at 30 June 2025 and a corresponding understatement of prepayments at that date.
- Capital expenditure incurred before the end of the prior period that had not been accrued. These errors understated exploration and evaluation assets and trade and other payables at 30 June 2025. A separate reclassification reduced lease liabilities and increased trade and other payables at 30 June 2025 and 1 July 2024 with no effect on total liabilities; and
- Reassessment of the functional currency of the Malawian subsidiaries to US Dollars, which had previously been determined incorrectly. The corrections in the “Forex” columns reduced net assets at 30 June 2025, increased net assets at 1 July 2024 and increased the exchange loss in other comprehensive income for the year ended 30 June 2025.

Management has concluded that the errors in totality were material to those prior periods and, as a result, the comparative information has been retrospectively restated in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*.

Impact of prior period errors

(i) Statement of profit or loss and other comprehensive income — year ended 30 June 2025

	As previously reported $	Adjustment $	Forex $	Restated $
Share-based payments expense	(769,033)	(179,472)	--	(948,505)
Depreciation and amortisation	(95,639)	656	--	(94,983)
Loss before income tax	(3,184,279)	(178,816)	--	(3,363,095)
Loss for the year	(3,184,279)	(178,816)	--	(3,363,095)
Exchange differences on translation of foreign operations	(10,525)	--	(65,411)	(75,936)
Total comprehensive loss for the year	(3,194,804)	(178,816)	(65,411)	(3,439,031)
Basic and diluted loss per share (cents)	(4.39)	(0.24)	--	(4.63)

The understatement of the share-based payments expense of $179,472 in the year ended 30 June 2025 relates to expense that should have been recognised progressively over the vesting period from grant date.

(ii) Statement of financial position — 30 June 2025

	As previously reported $	Adjustment $	Forex $	Restated $
Prepayments — drill rig (non-current)	--	679,832	--	679,832
Property, Plant and equipment	1,056,280	(679,832)	19	376,467
Exploration and evaluation assets	16,293,103	2,340,024	(34,449)	18,598,678
Total non-current assets	17,417,094	2,340,024	(34,430)	19,722,688
Total assets	18,245,786	2,340,024	(34,431)	20,551,379
Trade and other payables	1,986,786	731,031	(8)	2,717,809
Lease liabilities	76,302	(10,650)	--	65,652
Total current liabilities	2,119,380	720,381	(9)	2,839,752
Total liabilities	2,119,380	720,381	(9)	2,839,752
Net assets	16,126,406	1,619,643	(34,422)	17,711,627
Reserves	3,356,337	2,046,310	(35,079)	5,367,568
Accumulated losses	(6,216,180)	(426,011)	1	(6,642,190)
Total equity	16,126,406	1,619,643	(34,422)	17,711,627

(iii) Statement of financial position — 1 July 2024

	As previously reported $	Adjustment $	Forex $	Restated $
Cash and cash equivalents	4,151,024	--	448	4,151,472
Prepayments (current)	48,905	--	11	48,916
Total current assets	4,202,082	--	459	4,202,541
Property, Plant and equipment	67,254	--	102	67,356
Exploration and evaluation assets	6,853,914	4,449,709	30,365	11,333,988
Total non-current assets	6,995,328	4,449,709	30,467	11,475,504
Total assets	11,197,410	4,449,709	30,926	15,678,045
Trade and other payables	987,002	1,418,584	189	2,405,775
Borrowings	42,900	--	404	43,304
Lease liabilities	76,302	(5,250)	--	71,052
Total current liabilities	1,132,840	1,413,334	593	2,546,767
Total liabilities	1,132,840	1,413,334	593	2,546,767
Net assets	10,064,570	3,036,375	30,333	13,131,278
Reserves	1,232,614	3,283,570	30,332	4,546,516
Accumulated losses	(3,031,901)	(247,195)	1	(3,279,095)
Total equity	10,064,570	3,036,375	30,333	13,131,278

No income tax adjustment arises from the correction of these errors: the Group has unrecognised tax losses in both Australia and Malawi, no deferred tax asset has been recognised in any period, and the income tax expense in each period was and remains $nil (note 6).

(b) Basis of consolidation

The consolidated financial statements comprise the financial statements of Chilwa Minerals Limited and the entities it controls. Control exists when the Group is exposed to, or has rights to, variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained and de-consolidated from the date control ceases. All intercompany balances, transactions and unrealised gains and losses arising within the Group are eliminated in full on consolidation.

(c) Going concern

The consolidated financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.

At 30 June 2026 the Group had cash on hand of $1,072,093 (30 June 2025: $687,022) and net current liabilities of $976,874 (30 June 2025: $2,011,061). The Group incurred a loss before income tax for the year ended 30 June 2026 of $6,881,603 (2025: $3,363,095) and had a net cash outflow from operating and investing activities of $11,631,563 (2025: $10,428,273). The Group has no operating revenue. The directors have prepared a monthly cash flow forecast to 31 October 2027.

The Company publicly filed its Registration Statement on Form F-1 with the Securities and Exchange Commission (‘SEC’) on 9 July 2026 for the proposed US initial public offering (‘IPO’) and NASDAQ dual listing, and has since responded to SEC comment letters and filed Amendments No. 1 (23 July 2026), No. 2 (submitted 7 August and filed 10 August 2026) and No. 3 (20 August 2026). At the date of this report, the SEC have approved the SEC registration and the Form F-1 Registration Statement went effective on 29 September 2026 (US time), however final NASDAQ approvals remain outstanding and in final review. No proceeds have been received to date and completion is planned for early October 2026.

In response to the delays in obtaining final approvals for the proposed NASDAQ listing, the Company has obtained a signed letter of financial support for up to $1,500,000 from Luso Global Mining B.V. (‘Luso’), a substantial shareholder and a Mota-Engil group entity. Luso is a related party of the Group.

Under the signed support letter dated 30 September 2026, Luso has agreed to provide funding, if required, for ongoing operations and normal trading liabilities for twelve months from that date or until successful completion of the proposed NASDAQ IPO, whichever occurs first, subject to the $1,500,000 cap. The letter also provides that it is effective until the next financial reporting signing date.

The Group’s dependence on this support, completing the IPO and securing further funding to continue the planned exploration campaigns gives rise to a material uncertainty relating to going concern that may cast significant doubt on its ability to continue as a going concern.

The directors are of the opinion that there are reasonable grounds to believe that the Group will be able to continue as a going concern for the following reasons:

- The Group is in the final stages of obtaining all legal and regulatory approvals of the proposed NASDAQ listing and has access to the financing from Luso (which remains fully undrawn);
- the Group has a history of successful capital raising, having raised $12,608,015 before costs during the year ended 30 June 2026; and
- the Group has the ability to adjust its expenditure and operational plans and will only commit to expenditure when appropriate funding is in place.

Should the Group be unable to continue as a going concern it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts, or to the amount and classification of liabilities, that might result should the Group be unable to continue as a going concern and meet its debts as and when they fall due.

(d) Foreign currency translation

The functional and presentation currency of the Company is Australian dollars. The functional currency of the Malawian subsidiaries is the United States dollar, reflecting the currency in which their costs are predominantly priced and settled and in which the parent funds their activities; their books and records are maintained in Malawian kwacha (MWK) and are remeasured into US dollars in accordance with AASB 121 (monetary items at closing rates; income, expenses and non-monetary items at the rates at the dates of the transactions), with remeasurement differences recognised in profit or loss. On consolidation, the results of foreign operations are translated to Australian dollars at average rates for the period and their financial position at closing rates; share capital and pre-acquisition reserves are translated at historical rates. Exchange differences arising on translation are recognised in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation are recognised in other comprehensive income in the consolidated financial statements and accumulated in the foreign currency translation reserve; they are reclassified from equity to profit or loss on disposal of the net investment. Other foreign currency transactions are translated at the rates prevailing at the transaction dates; monetary items are retranslated at closing rates, with exchange differences recognised in profit or loss.

The Group has assessed the application of AASB 129 Financial Reporting in Hyperinflationary Economies to its Malawian subsidiaries. Their functional currency is the United States dollar, being the currency that most faithfully represents the economic effects of their underlying transactions, and the US dollar is not the currency of a hyperinflationary economy. Hyperinflation accounting therefore does not apply to the Group's Malawian operations, notwithstanding that cumulative inflation in Malawi exceeds the indicator in that standard; this assessment will be revisited if the underlying facts and circumstances change.

(e) Revenue and other income

Interest income is recognised on an accruals basis using the effective interest method. Laboratory and other income is recognised when the Group satisfies its performance obligations and control of the service has transferred to the customer.

(f) Property, plant and equipment

Items of property, plant and equipment are measured at cost. After initial recognition, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised on a straight-line basis over the estimated useful life of each asset. Depreciation is charged from the date the asset is brought into use, and useful lives and residual values are reviewed at each reporting date.

Property, plant and equipment is assessed for impairment at each reporting date. An asset is impaired when its carrying amount exceeds its recoverable amount, being the higher of fair value less costs of disposal and value in use. Any gain or loss on disposal of an item of plant and equipment is recognised in profit or loss.

(g) Exploration and evaluation expenditure

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. For each area of interest,

expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. Exploration and evaluation costs are carried forward where right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest, or where exploration and evaluation activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

Exploration and evaluation expenditure is measured at cost at its recognition, and those exploration and evaluation assets acquired in an asset acquisition are recognised at the cost of acquisition and accumulated separately by area of interest. No amortisation is recognised while operations are in the exploration and evaluation phase.

Exploration and evaluation assets are assessed for impairment at the end of each reporting period, and whenever facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

The exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable or where mineral reserves have been identified. Before reclassification into the mine development asset, exploration and evaluation assets shall be assessed for impairment, and any impairment loss recognised within profit or loss.

(h) Leases

At inception of a contract the Group assesses whether the contract is, or contains, a lease. A right-of-use asset and a corresponding lease liability are recognised at the commencement date, except for short-term leases (12 months or less) and leases of low-value assets, the payments on which are expensed on a straight-line basis. The lease liability is measured at the present value of the outstanding lease payments, discounted using the interest rate implicit in the lease or, where that rate cannot be readily determined, the Group's incremental borrowing rate; it is subsequently measured at amortised cost using the effective interest method. The right-of-use asset is measured at cost and depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset — for the Group's storage facility, over the ten-year lease term.

(i) Employee benefits

Liabilities for wages, salaries and annual leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid. Liabilities for long service leave that are not expected to be settled wholly within 12 months are measured at the present value of expected future payments, having regard to expected future wage levels, experience of employee departures and periods of service. Contributions to defined contribution superannuation and pension plans are expensed as incurred.

(j) Share-based payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date.

The fair value of options is determined using the Black-Scholes option pricing model. The Group's performance rights carry non-market vesting conditions only (note 18).

Equity-settled awards with non-market-based conditions are valued at the grant date using a fair-value measurement that excludes the impact of those conditions, with vesting outcomes assessed separately through expected-vesting estimates. The fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of

the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

(k) Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instrument. The Group's financial assets comprise cash and cash equivalents, the restricted term deposit and receivables other than statutory amounts, all measured at amortised cost. Trade payables, accruals, other payables (other than statutory amounts) and borrowings are measured at amortised cost using the effective interest method. Lease liabilities are measured in accordance with AASB 16 (note 14). Goods and services tax and other statutory receivables and payables do not arise from contracts and are not financial instruments; they are excluded from the disclosures in note 2. A loss allowance for expected credit losses is recognised on financial assets measured at amortised cost in accordance with AASB 9.

(l) Income tax

The current income tax for the period is defined as the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for the current accounting period. It also incorporates adjustments to changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered, or liabilities are settled. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilised.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities, and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(m) Goods and services tax (GST) and value added tax (VAT)

Revenues, expenses and assets are recognised net of GST and VAT, except where the tax is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition or as part of the expense. Receivables and payables are stated inclusive of GST and VAT. The net amount recoverable from, or payable to, the taxation authority is included as a statutory receivable or payable.

(n) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are recognised as a deduction from equity, net of any related income tax benefit. Costs directly attributable to an equity transaction that has not been completed at the reporting date are deferred and recognised as an asset until the transaction completes, at which time they are deducted from equity; they are expensed if the transaction is no longer expected to proceed (notes 9 and 16).

(o) Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts. The key critical accounting judgement is the recoverability of capitalised exploration and evaluation expenditure. The future recoverability of capitalised exploration

and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related licence area itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

Factors that could impact the future recoverability include the level of reserves and resources, future technological changes, costs of drilling and production, production rates, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

The carrying value of the Group's projects was reviewed, and no impairment indicators were identified during the 2026 and 2025 financial years in relation to the Group's tenements.

Other judgements and estimates that affect the financial statements are the going concern assessment (note 1(c)), the determination of the functional currency of the Malawian subsidiaries (note 1(d)), the split of the drill-rig prepayment between current and non-current (note 9) and the assessment of the probability that the non-market vesting conditions attaching to performance rights will be met (note 18).

2. Financial risk management

The Group's activities expose it to market risk (foreign exchange and interest-rate risk), liquidity risk and credit risk. Risk management is carried out by management under the oversight of the Board. The Group's principal financial instruments are cash and cash equivalents, the restricted term deposit, receivables other than statutory amounts, trade payables and accruals, and lease liabilities. The Group has no commodity-price exposure arising from financial instruments. Cash, the restricted term deposit, other financial receivables and trade payables are measured at amortised cost. Lease liabilities are measured in accordance with AASB 16 (note 14). The carrying amounts of short-term financial assets and trade payables approximate their fair values.

(a) Financial instruments by category and currency

Statutory receivables and payables (goods and services tax, value added tax and employment taxes) are not financial instruments and are excluded from the table below (note 1(k)).

2026	AUD $	MWK $	USD/EUR $	Total $
Financial assets at amortised cost				
Cash and cash equivalents	1,014,587	28,208	29,298	1,072,093
Other financial assets — restricted term deposit	30,000	--	--	30,000
Other receivables	8,905	--	--	8,905
Total financial assets	**1,053,492**	**28,208**	**29,298**	**1,110,998**
Financial liabilities				
Trade and other payables	1,088,435	995,518	359,998	2,443,951
Lease liabilities	--	65,652	--	65,652
Total financial liabilities	**1,088,435**	**1,061,170**	**359,998**	**2,509,603**
2025 (restated*)	**AUD $**	**MWK $**	**USD/EUR $**	**Total $**
Financial assets at amortised cost				
Cash and cash equivalents	663,588	11,236	12,198	687,022
Other receivables	29,105	--	--	29,105
Total financial assets	**692,693**	**11,236**	**12,198**	**716,127**
Financial liabilities				
Trade and other payables	1,029,566	1,299,442	388,801	2,717,809
Lease liabilities	--	65,652	--	65,652
Total financial liabilities	**1,029,566**	**1,365,094**	**388,801**	**2,783,461**

(b) Foreign-exchange sensitivity

The functional currency of the Malawian operations is the US dollar (note 1(d)). A reasonably possible 10% depreciation of the Malawian kwacha against the US dollar at the reporting date would decrease the loss by the amount shown below through the remeasurement of kwacha-denominated monetary items (a 10% appreciation would have the equal and opposite effect); where intragroup funding forms part of the Group’s net investment in those operations, the related exchange differences are recognised in the foreign currency translation reserve on consolidation. A reasonably possible 10% strengthening of the Australian dollar against the US dollar would decrease equity by the amount shown through the translation of the net investment in those operations (a 10% weakening would have the equal and opposite effect):

	Effect on loss $	Effect on equity $
Kwacha-denominated monetary items (remeasurement)	95,593	--
Net investment in Malawian operations (translation)	--	(102,202)
All foreign-currency monetary items in (a) — net liability of $1,363,662 (2025: $1,730,461); 10% strengthening of the Australian dollar	136,366	--

For comparability with the prior year's disclosure, the table also shows the effect of a reasonably possible 10% strengthening of the Australian dollar against all of the foreign currencies in which the Group's monetary items in (a) are held, taken together: on the net foreign-currency liability of $1,363,662 at 30 June 2026 (2025: $1,730,461) the loss would decrease by approximately $136,366 (2025: $173,046), with a 10% weakening having the equal and opposite effect.

(c) Interest-rate sensitivity

The Group holds cash of $1,072,093 subject to variable interest rates. The Group policy is to monitor the interest rate yield curve out to 120 days to ensure a balance is maintained between the liquidity of cash assets and the interest rate return. The proportional mix of floating interest rates and fixed rates to a maximum of six months fluctuate during the years depending on current working capital requirements. A movement of ±100 basis points would change the annual result by approximately $10,721 (2025: $6,870). The $30,000 term deposit bears a fixed rate for its term and is therefore excluded from this sensitivity. The lease liability is at a fixed implicit rate and the Group had no borrowings at either reporting date; accordingly there is no other material interest-rate sensitivity.

(d) Liquidity risk — contractual maturities of financial liabilities

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring sufficient cash is available to meet the current and future commitments of the Group. Due to the nature of the Group's activities, being mineral exploration, the Group does not have ready access to credit facilities, with the primary source of funding being equity raisings. The Board of Directors constantly monitor the state of equity markets in conjunction with the Group's current and future funding requirements, with a view to initiating appropriate capital raisings as required.

The financial liabilities of the Group comprise trade and other payables and the lease liability disclosed in the consolidated statement of financial position. Trade and other payables are non-interest bearing and due within 12 months of the reporting date; the lease liability is described in note 14.

The following are the contractual undiscounted cash flows of financial liabilities. Amounts may differ from the carrying amounts and their classification in the statement of financial position.

2026	Less than 1 year $	1 to 5 years $	More than 5 years $	Total $
Trade and other payables	2,443,951	--	--	2,443,951
Lease liabilities	65,652	--	--	65,652
Total	**2,509,603**	**--**	**--**	**2,509,603**
2025 (restated*)	**Less than 1 year $**	**1 to 5 years $**	**More than 5 years $**	**Total $**
Trade and other payables	2,717,809	--	--	2,717,809
Lease liabilities	65,652	--	--	65,652
Total	**2,783,461**	**--**	**--**	**2,783,461**

The lease liability of $65,652 is presented in full within amounts due in less than one year because the lessor may demand the outstanding rentals at any time and the Group has no right at the reporting date to defer settlement for at least twelve months (note 14). Trade and other payables in the tables above exclude statutory amounts, which are not financial instruments; the amounts due within one year include drilling-services accruals of $1,008,796 recognised in the Malawian subsidiary (note 21).

(e) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and receivables.

The Group's maximum exposure to credit risk is the carrying amount of cash and cash equivalents ($1,072,093), the restricted term deposit ($30,000) and other receivables ($8,905) — $1,110,998 in total (2025: $716,127). Cash is held with reputable Australian and Malawian banks; the Australian institutions are rated A or better. Concentration risk is managed through use of placement of funds across multiple institutions, with the material balances with the most reputable and creditworthy. Other receivables comprise an amount recoverable from the Mota-Engil group, a related party. Management has assessed that no loss allowance is required. Statutory receivables (goods and services tax and value added tax refunds) are recoverable from taxation authorities and are not financial instruments.

As the Group does not presently have any significant trade receivables, lending, significant stock levels or any other credit risk, a formal credit risk management policy is not maintained. Credit risk is managed by senior management and the board. It is the Group's policy that no trading in derivatives for speculative purposes may be undertaken.

(f) Capital management

The Group defines capital as its total equity of $25,983,040 (2025: $17,711,627, restated) together with cash and cash equivalents; it has no borrowings and is not subject to any externally imposed capital requirements. The Board's objectives in managing capital are to safeguard the Group's ability to continue as a going concern, to maintain the tenure of its exploration licences and to fund its exploration programmes so as to build value for shareholders. Because the Group is an exploration entity without operating revenue, capital is managed by matching planned exploration and corporate expenditure to available cash and to funding the Board considers can be raised — principally by the issue of equity and having no debt facilities. Management monitors capital by reference to forecast cash flow, the level of committed and discretionary expenditure and the Group's working-capital position, and adjusts the pace of discretionary exploration expenditure where required. The related-party financial support, the status of the US initial public offering and the Group's further funding requirements are described in note 1(c). There were no changes in the Group's approach to capital management during the year.
** Refer note 1(a).*

3. Segment information

Management has identified that the Group operates in one operating segment, being mineral exploration and evaluation in Malawi. In determining operating segments the Group has had regard to the information and reports the Managing Director, as chief operating decision maker, uses to make strategic decisions regarding the allocation of resources and the assessment of performance; those reports present the Group's results and financial position on a consolidated basis. The Group operates in two geographical areas, Malawi and Australia, with Australia being where the corporate head office is located. Revenue from external customers was $11,181 (2025: $nil), being laboratory income earned in Malawi (note 4); the Group has not commenced production and earned no other revenue in either year.

Non-current assets by location of the assets are as follows:

Non-current assets by location	2026 $	2025 $ (restated)
Australia	329,637	84,916
Malawi	26,644,401	19,637,772
Total non-current assets	**26,974,038**	**19,722,688**

** Refer note 1(a).*

4. Interest and other income

	2026 $	2025 $
Interest income	74,183	125,991
Laboratory income	11,181	--
Total	**85,364**	**125,991**

Laboratory income comprises one off amounts charged for third-party sample preparation and assay services performed at the Group's Malawian laboratory. Interest income is earned on cash held with Australian and Malawian banks.

5. Expenses

The loss before income tax includes the following expenses by nature:

	2026 $	2025 $ (restated*)
Employee benefits expense	1,297,676	915,366
Share-based payments expense	2,850,673	948,505
Depreciation and amortisation	131,411	94,983
Exploration expenditure expensed	151,370	--
Compliance and regulatory costs	1,568,832	533,782
Consulting expenses	306,741	500,844
Administration expenses	381,981	400,434
Other expenses	189,049	--
Net foreign exchange loss	89,234	95,172
Total expenses	**6,966,967**	**3,489,086**

Compliance and regulatory costs include $726,388 (2025: $nil) of costs of the proposed NASDAQ listing, which do not qualify for deduction from equity and are expensed as incurred.
** Refer note 1(a).*

6. Income tax

(a) Income tax expense

	2026 $	2025 $ (restated)
Current tax	--	--
Deferred tax	--	--
Income tax expense	**--**	**--**

(b) Numerical reconciliation of income tax expense to prima facie tax on the loss

	2026 $	2025 $ (restated)
Loss before income tax	(6,881,603)	(3,363,095)
Prima facie tax benefit at the Australian tax rate of 30% (2025: 30%)	(2,064,481)	(1,008,929)
Tax effect of amounts which are not deductible in calculating taxable income:		
Share-based payments	855,202	284,552
Other non-deductible items	--	96,429
Movement in unrecognised temporary differences	59,418	6,275
Tax losses for which no deferred tax asset has been recognised	1,149,861	621,673
Income tax expense	**--**	**--**

The Company is not a base rate entity in either year presented, because more than 80% of its assessable income is base rate entity passive income (interest); the applicable Australian corporate tax rate is accordingly 30%. The 2025 comparative, previously presented at 25%, has been re-presented at 30%. The re-presentation has no effect on the income tax expense, which is $nil in both years, or on any recognised amount, because no deferred tax asset has been recognised.

(c) Unrecognised deferred tax assets and liabilities

The following deferred tax balances have not been recognised, in each case measured at the tax rates expected to apply when the asset is realised or the liability settled:

	2026 $	2025 $ (restated)
Deferred tax assets at 30% (2025: 30%)		
Carry-forward Australian revenue tax losses	2,311,138	1,161,277
Section 40-880 capital allowance (blackhole) expenditure	--	73,355
Deductible temporary differences	26,941	31,052
Total deferred tax assets	**2,338,079**	**1,265,684**
Deferred tax liabilities at 30% (2025: 30%)		
Unrealised foreign exchange gains	--	19,208
Net unrecognised deferred tax assets	**2,338,079**	**1,246,476**
Malawian carry-forward tax losses — tax effect at 30%, not included above	**2,470,000**	**n/q**

The gross Australian revenue tax losses to which the above deferred tax assets relate were $7,703,793 at 30 June 2026 (2025: $3,870,924). Australian carry-forward tax losses do not expire, but their recoupment is subject to the loss recoupment tests.

The Group's Malawian subsidiaries have additional carry-forward tax losses of approximately MWK 9.86 billion (A$8.2 million at the closing rate) at 30 June 2026, the tax effect of which at the Malawian corporate income tax rate of 30% is approximately A$2,470,000; that amount is shown as a memorandum line in the table above and no deferred tax asset has been recognised in respect of it. Under the Taxation Act (Malawi) an assessed loss may generally be carried forward for six years; a loss derived from mining operations may be carried forward without that limitation. Whether the Malawian losses of the Group's exploration subsidiaries qualify for the mining concession, and the periods for which they may be carried forward, are subject to confirmation on lodgement of the Malawian returns. The amounts in this note are management's estimates prepared from the Group's tax computations and are subject to confirmation on lodgement of the Company's income tax return for the year, including the amount and timing of deductions available under section 40-880 of the Income Tax Assessment Act 1997 on the costs of raising equity, which are claimed over five years.

Deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which they can be utilised. The recoupment of the available Australian tax losses is contingent on: (i) the Group deriving future assessable income of a nature and amount sufficient to enable the benefit of the deductions to be realised; (ii) the Group continuing to comply with the conditions for deductibility imposed by Australian tax legislation; and (iii) there being no changes in tax legislation that adversely affect the Group from realising the benefit.

** Refer note 1(a).*

7. Cash and cash equivalents and cash flow information

(a) Cash and cash equivalents

	2026 $	2025 $
Cash at bank and on hand	1,072,093	687,022
Total cash and cash equivalents	**1,072,093**	**687,022**
Other financial assets — restricted term deposit (non-current)	30,000	--

The term deposit of $30,000 is charged to the Group's Australian banker as security for the corporate credit card facility and may not be withdrawn without the bank's consent while the facility remains in place. It is therefore not a cash equivalent and is presented within non-current other financial assets; its placement is shown as an investing cash outflow in the statement of cash flows.

(b) Reconciliation of the loss for the year to net cash used in operating activities

	2026 $	2025 $ (restated*)
Loss for the year	(6,881,603)	(3,363,095)
Adjustments for non-cash items:		
Depreciation and amortisation	131,411	94,983
Share-based payments expense	2,850,673	948,505
Net foreign exchange losses	89,234	95,172
Changes in operating assets and liabilities:		
Decrease/(increase) in receivables and prepayments	112,907	(90,601)
Increase in trade and other payables	143,008	236,164
Increase in employee benefit obligations	27,487	29,655
Net cash used in operating activities	**(3,526,883)**	**(2,049,217)**

** Refer note 1(a).*

8. Trade and other receivables

	2026 $	2025 $ (restated*)
Goods and services tax and value added tax refunds receivable	12,863	48,479
Other receivables	8,905	29,105
Total	**21,768**	**77,584**

** Refer note 1(a).*

9. Prepayments and deferred offering costs

(a) Prepayments

	2026 $	2025 $ (restated*)
Current		
Other prepayments and deposits	6,994	64,085
Drill-rig prepayment (Mota-Engil) — current portion	263,337	--
Prepaid equity raising costs	236,564	
Total current prepayments	**506,895**	**64,085**
Non-current		
Drill-rig prepayment (Mota-Engil) — non-current portion	369,965	679,832
Total non-current prepayments	**369,965**	**679,832**
Total prepayments	**876,860**	**743,917**

The drill-rig prepayment relates to the cost of a diamond drill rig purchased for use under the drilling contract with the Mota-Engil group. Under that agreement the rig is made exclusively available to Mota-Engil for use solely in connection with the Chilwa drilling contract; Mota-Engil reduces its drilling service invoices by 30% until the full cost of the rig has been recovered by the Group, and ownership of the rig transfers to Mota-Engil on completion of the drilling contract. The arrangement does not convey to the Group the right to control the use of an identified asset and is therefore not a lease; the cost of the rig is carried as a prepayment for future drilling services and will be reduced over the life of the drilling contract with Mota-Engil as cost is recovered.

At 30 June 2026, deferred offering costs comprise incremental costs of $236,564 directly attributable to the issue of new ordinary shares (in the form of American Depositary Shares) under the proposed NASDAQ initial public offering, comprising legal, underwriting and other directly attributable offer costs. The offering had not completed at 30 June 2026 and no securities had been issued under it; the costs have therefore been deferred and recognised as an asset and will be deducted from contributed equity when the offering completes (note 16). Were the offering not to proceed, the costs would be recognised in profit or loss at that time. The balance is classified as current because the offering is expected to complete within twelve months of the reporting date. The status of the offering at the date of authorisation is described in note 27.

** Refer note 1(a).*

10. Property, plant and equipment

	Plant and equipment $	Computer equipment $	Total $
At 30 June 2026			
Cost	645,936	80,391	726,327
Accumulated depreciation	(199,942)	(37,126)	(237,068)
Net carrying amount	**445,994**	**43,265**	**489,259**
Year ended 30 June 2026			
Opening net carrying amount (restated*)	351,751	24,716	376,467
Additions	206,323	36,824	243,147
Depreciation charge	(103,919)	(17,819)	(121,738)
Exchange differences on translation of foreign operations	(8,161)	(456)	(8,617)
Closing net carrying amount	**445,994**	**43,265**	**489,259**
At 30 June 2025 (restated)*			
Cost	449,585	44,234	493,819
Accumulated depreciation	(97,834)	(19,518)	(117,352)
Net carrying amount	**351,751**	**24,716**	**376,467**
Year ended 30 June 2025 (restated)*			
Opening net carrying amount *(restated*)*	59,490	7,866	67,356
Additions	369,055	28,740	397,795
Depreciation charge	(76,644)	(11,890)	(88,534)
Exchange differences on translation of foreign operations	(150)	--	(150)
Closing net carrying amount *(restated*)*	**351,751**	**24,716**	**376,467**

No impairment indicators were identified in either year, and no items of property, plant and equipment are pledged as security.

** Refer note 1(a).*

11. Right-of-use assets

	2026 $	2025 $
Cost	77,384	77,384
Accumulated amortisation	(19,346)	(9,673)
Net carrying amount	**58,038**	**67,711**
Movement		
Opening net carrying amount	67,711	74,160
Additions	--	--
Amortisation charge for the year	(7,738)	(6,449)
Correction of the amortisation period applied in prior years	(1,935)	--
Closing net carrying amount	**58,038**	**67,711**

12. Exploration and evaluation assets

	2026 $	2025 $ (restated*)
Balance at the beginning of the year — as previously reported	16,293,103	6,853,914
Correction of prior period errors (note 1(a))	2,305,575	4,480,074
Balance at the beginning of the year — restated	**18,598,678**	**11,333,988**
Exploration and evaluation expenditure capitalised	7,428,098	7,264,690
Balance at the end of the year	**26,026,776**	**18,598,678**

The carrying value of the Group's projects was reviewed, and no impairment indicators were identified during the 2026 and 2025 financial years in relation to the Group's tenements. The Group continues to plan future exploration spend relating to drilling, assays and scoping studies at the Chilwa Project. The Group maintains all exploration licenses as current.

** Refer note 1(a).*

13. Trade and other payables

	2026 $	2025 $ (restated*)
Trade payables	394,282	480,847
Accrued expenses	2,048,042	2,236,962
Total	**2,442,324**	**2,717,809**

Trade and other payables are unsecured, non-interest-bearing and normally settled within 30 to 60 days; their carrying amount approximates fair value.

** Refer note 1(a).*

14. Lease liabilities

	2026 $	2025 $ (restated*)
Current	65,652	65,652
Total	**65,652**	**65,652**
Movement in the lease liability		
Balance at the beginning of the year	65,652	71,052
Interest accretion	--	1,800
Lease payments falling due and transferred to trade and other payables	--	(7,200)
Balance at the end of the year	**65,652**	**65,652**

No amount was invoiced by the lessor in 2026 and no amount was transferred from lease liabilities to trade and other payables during the year, so that the whole of the outstanding obligation continues to be presented within lease liabilities.

** Refer note 1(a).*

15. Employee benefit obligations

	2026 $	2025 $ (restated*)
Annual leave (current)	69,654	56,291
Long service leave (non-current)	14,124	--
Total	**83,778**	**56,291**

** Refer note 1(a).*

16. Contributed equity

(a) Share capital

	2026 Number	2026 $	2025 Number	2025 $
Ordinary shares, fully paid	98,006,092	33,547,250	75,765,468	18,986,249

(b) Movements in ordinary share capital

	Date	Issue price $	Number of shares	$
Balance at 1 July 2025			**75,765,468**	**18,986,249**
Conversion of Class A performance rights	30 Jul & 7 Nov 2025	--	10,000,000	2,000,000
Placement — tranches at $1.05 (August 2025 raising)	Aug–Oct 2025	1.05	3,930,637	4,127,168
Placement — tranches 1a and 1b at $1.20 (October 2025 raising)	Oct–Nov 2025	1.20	4,979,333	5,975,200
Placement — tranche 2 at $1.20 (approved at the general meeting of 7 January 2026)	19 Jan 2026	1.20	1,708,527	2,050,231
Options exercised at $0.25, $0.30 and $0.40	Aug 2025 – May 2026	0.25–0.40	1,622,127	486,840
Transfer from the share-based payments reserve on exercise of options		--	--	170,850
Share issue transaction costs		--	--	(249,288)
Balance at 30 June 2026			**98,006,092**	**33,547,250**
Balance at 1 July 2024			**67,200,001**	**11,863,857**
Options exercised at $0.25, $0.30 and $0.40	29 Jul 2024	0.25–0.40	500,000	158,334
Transfer from the share-based payments reserve on exercise of options		--	--	51,517
Placement — tranche 1 at $0.86	22 Oct 2024	0.86	5,426,616	4,666,878
Placement — tranche 2 at $0.86	7 Jan 2025	0.86	2,638,851	2,269,399
Share issue transaction costs		--	--	(23,736)
Balance at 30 June 2025			**75,765,468**	**18,986,249**

Amounts recorded differ marginally from the number of shares multiplied by the issue price because of rounding on individual applications. Of the $486,840 consideration received on the exercise of options during the year ended 30 June 2026, $31,424 had been received before 1 July 2025 and was carried forward as application monies; the balance of $455,416 was received during the year and is presented within financing activities in the statement of cash flows.

(c) Share issue transaction costs

Transaction costs of $249,288 (2025: $23,736) directly attributable to the completed ASX placements have been deducted from contributed equity (note 1(n)).

(d) Rights attaching to ordinary shares

Ordinary shares entitle the holder to participate in dividends and in the proceeds on winding up of the Company in proportion to the number of, and amounts paid on, the shares held. On a show of hands every holder present in person or by proxy has one vote, and on a poll every holder has one vote for each fully paid ordinary share held. Ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Shares on issue at 30 June 2026 comprised 84,756,092 quoted ordinary shares and 13,250,000 ordinary shares subject to ASX-imposed escrow, which were released from escrow on 5 July 2026 (note 27). Escrowed shares rank equally with quoted ordinary shares in all respects other than transferability during the escrow period.

17. Reserves

	2026 $	2025 $ (restated*)
Share-based payments reserve	6,120,982	5,441,159
Foreign currency translation reserve	(161,399)	(73,591)
Total reserves	**5,959,583**	**5,367,568**

Nature and purpose of reserves. The share-based payments reserve records the grant-date fair value of options and performance rights issued by the Company, recognised over the vesting period; amounts are transferred to contributed equity when the instruments are exercised or converted. The foreign currency translation reserve records exchange differences arising on the translation of the Malawian operations into the presentation currency and on monetary items that form part of the Group's net investment in those operations; the balance is reclassified to profit or loss on disposal of the net investment.

Movements in each reserve during the year are presented in the consolidated statement of changes in equity.

** Refer note 1(a).*

18. Share-based payments

The Group operates equity-settled share-based payment arrangements comprising unlisted options and performance rights issued to directors, employees and eligible contractors. Awards for employee and director services are measured at grant-date fair value and recognised over the vesting period as an expense, or as part of the cost of an asset where the recognition criteria are met, with a corresponding increase in the share-based payments reserve (note 17). Instruments issued as acquisition consideration are included in the cost of the assets acquired (note 12); instruments issued for equity transaction services are accounted for as equity transaction costs. The share-based payments expense recognised in profit or loss for the year was $2,850,673 (2025: $948,505, restated).

(a) Options

	2026 Number	2026 WAEP $	2025 Number	2025 WAEP $
Outstanding at 1 July	2,500,000	0.3167	3,000,000	0.3167
Exercised during the year	(1,622,127)	0.3001	(500,000)	0.3167
Outstanding and exercisable at 30 June	**877,873**	**0.3472**	**2,500,000**	**0.3167**

The options outstanding at 30 June 2026 comprise 83,225 options exercisable at $0.25, 338,387 at $0.30 and 456,261 at $0.40, all expiring 30 June 2027 (2025: 833,333, 833,333 and 833,334 respectively). The weighted average remaining contractual life of the options at 30 June 2026 was 1.0 year (2025: 2.0 years). On exercise during the year, $170,850 was transferred from the share-based payments reserve to contributed equity. The options (granted 5 April 2023, valued at 1 July 2023) were measured at grant date under the Black-Scholes model — spot price $0.20, exercise prices $0.25, $0.30 and $0.40, volatility 80%, risk-free rate 3.97%, expected life 4.0 years and nil dividends — giving fair values of $0.1125, $0.1046 and $0.0920 per option, which were recognised as capital-raising costs in the year ended 30 June 2024. No options were granted, forfeited or expired in either year.

(b) Performance rights (exercise price $nil)

	2026 Number	2025 Number
Outstanding at 1 July	28,750,000	25,000,000
Granted — Class F (approved 27 November 2025; issued 20 January 2026)	7,000,000	--
Granted — Class E (approved 7 November 2024)	--	3,750,000
Converted to ordinary shares — Class A	(10,000,000)	--
Forfeited — Class E	(500,000)	--
Outstanding at 30 June	**25,250,000**	**28,750,000**

Performance rights on issue by class, and the terms and conditions of each class, are set out below. All vesting conditions are non-market performance conditions; accordingly no option-pricing or Monte-Carlo adjustment is required and each grant is measured at the Company's share price at its grant date. For performance rights issued in exchange for services, grant-date fair value is recognised over the vesting period based on the number of instruments assessed as probable of vesting. The recognition of acquisition consideration is described in note 12.

Class	Grant date / fair value per right	Vesting condition and expiry	Number 2026	Number 2025	Expense 2026 $
A	5 Apr 2023 / $0.20	Announcement of a JORC-compliant Indicated Resource of 3Mt THM; hurdle achieved 10 July 2025	--	10,000,000	--
B	5 Apr 2023 / $0.20	Announcement of a pre-feasibility study recommending proceeding; expiry 30 June 2027	5,000,000	5,000,000	58,947
C	5 Apr 2023 / $0.20	Announcement of the completion of a feasibility study recommending proceeding; expiry 30 June 2027	5,000,000	5,000,000	58,947
D	5 Apr 2023 / $0.20	Announcement of a decision to mine; expiry 30 June 2028	5,000,000	5,000,000	47,675
E	7 Nov 2024 / $0.83	Approval and issue of a mining licence for the Chilwa Critical Minerals Project; expiry 30 November 2028	3,250,000	3,750,000	577,683
F	27 Nov 2025 / $0.935	Announcement of a JORC (2012) TREO Mineral Resource by 30 November 2027 — 3,500,000 rights on an Indicated Resource of at least 35Mt at 1% TREO and 3,500,000 rights at 60Mt at 2% TREO; rights expire 30 November 2030	7,000,000	--	2,107,421
Total			**25,250,000**	**28,750,000**	**2,850,673**

Class A: the resource hurdle was achieved on 10 July 2025. The grant-date fair value of $2,000,000 had been fully recognised by 30 June 2025, so the conversion of the 10,000,000 Class A rights during the year (on 30 July 2025 and 7 November 2025) is recorded solely as a transfer of $2,000,000 from the share-based payments reserve to contributed equity. Class E: Mr D Wilkins ceased to be a director on 20 October 2025 and all 500,000 of his Class E rights — being the whole of his grant and 13.3% of the Class E rights then on issue — lapsed on 24 April 2026. This is a forfeiture — a revision of the number of instruments expected to vest — not a cancellation, so no acceleration of expense arises; the cumulative expense of $123,075 previously recognised on those rights was reversed through profit or loss during the year, and the Class E expense shown above is net of that reversal. Class F: the 7,000,000 Class F rights (ASX code CHWAI) were approved by shareholders on 27 November 2025 and issued on 20 January 2026 at a fair value of $0.935 per right, being the closing price of the Company's shares on the date of shareholder approval. The 18,750,000 performance rights issued to Luso Global Mining B.V. as part consideration for the acquisition of the Chilwa Critical Minerals Project were capitalised to exploration and evaluation assets on acquisition and carry no expense in either year; the Class B, C and D expense shown above arises on the rights held by the Managing Director and by three other participants who are not key management personnel. Of the total expense for the year, $2,802,779 relates to key management personnel (note 22) and $47,894 to three other participants, none of whom is a member of the key management personnel. The options were exercised on ten dates between August 2025 and May 2026; the weighted average share price at those dates was $1.03 (2025: $0.57, all 500,000 options having been exercised on 29 July 2024).

The vesting periods over which the grant-date fair values are recognised are: Class A, 5 April 2023 to 30 June 2025; Classes B and C, 5 April 2023 to 30 June 2027; Class D, 5 April 2023 to 30 June 2028; Class E, 9 October 2024 (the date of the notice of the meeting at which the grant was approved) to 30 November 2028; and Class F, 28 October 2025 (the corresponding date for that grant) to 30 November 2027, being the date by which the Class F performance hurdle must be achieved. Rights that vest remain exercisable to the expiry dates set out in the table above.

Judgement applied. The Group has assessed each non-market vesting condition as probable of being satisfied and has accordingly recognised the expense on 100% of the instruments on issue. That assessment is made by the Board at each reporting date by reference to the Group's exploration results and its study and permitting programme; at 30 June 2026 a scoping study was in progress and the pre-feasibility study on which the Class B rights vest had not been commissioned. If a class ceased to be assessed as probable of vesting, the cumulative expense recognised on that class would be reversed in the period of the reassessment.

Comparative information. The restated share-based payments expense for the year ended 30 June 2025 of $948,505 (note 1(a)) comprised $544,790 in respect of the Class E performance rights and $403,715 in respect of the Class A, B, C and D performance rights.

19. Commitments

In order to maintain rights of tenure to its Malawian exploration licences, the Group is required to meet the minimum expenditure and annual ground rent prescribed under those licences and the Mines and Minerals (Fees) Regulations 2021. These amounts are not provided for in the financial statements and are contingent on the Group electing to retain each licence:

	2026 $	2025 $
Within one year	227,874	189,848
Later than one year but not later than five years	684,644	--
Later than five years	--	--
Total	**912,518**	**189,848**

20. Contingent liabilities and contingent assets

There were no material contingent liabilities or contingent assets of the Group at 30 June 2026 (2025: none).

21. Related party transactions

(a) Parent entity and subsidiaries

Chilwa Minerals Limited is the ultimate parent entity of the Group. Interests in subsidiaries are set out in note 26. Transactions and balances between the Company and its subsidiaries, comprising the funding of the Malawian operations, are eliminated on consolidation; the parent entity's balances are set out in note 25.

(b) Key management personnel

Compensation of key management personnel is disclosed in note 22 and in the audited Remuneration Report.

During the year the Company paid or accrued $142,410 (2025: $nil) to CFO Centre (WA) Pty Ltd for the provision of Mr M Laybourn's services as Chief Financial Officer; $nil was outstanding at 30 June 2026. In the year ended 30 June 2025 the Company paid $40,000 to DWCorporate Pty Ltd, an entity of which the then director Mr D Wilkins is principal, for the provision of his services as a director and $429,373 for company secretarial, accounting and bookkeeping services charged at hourly rates; $27,810 was outstanding at 30 June 2025. Amounts paid to DWCorporate Pty Ltd during the year ended 30 June 2026 were $12,222 for director services to 20 October 2025, when Mr Wilkins ceased to be a director, and $148,220 for company secretarial, accounting and bookkeeping services provided until that engagement ended in April 2026; $nil was outstanding at 30 June 2026. The unsecured, interest-free loan of $43,304 from DWCorporate Pty Ltd outstanding at 1 July 2024 was repaid in full during the year ended 30 June 2025.

(c) Mota-Engil group

The Mota-Engil group is a related party of the Company: Mr A Shaw and Mr M Mota are associated with that group, and Luso Global Mining B.V., a Mota-Engil group entity, held 31.18% of the Company's issued capital at 30 June 2026.

During the year the Group incurred $4,515,788 (2025 restated: $2,888,004) for technical, drilling and related site services provided by the Mota-Engil group under the Services Deed dated on or about 5 April 2023 (as varied on 25 January 2024), the diamond drilling contract dated 15 January 2025 and the sonic drilling contract. The 2026 amount is stated net of credits of $82,204 issued by the Mota-Engil group during the year under the drill-rig recovery mechanism on metres invoiced.

Amounts payable to the Mota-Engil group at 30 June 2026 were $967,429 (2025 restated: $1,859,338). The 2026 amount comprises the accrual for services performed and not invoiced at that date (note 13). The comparative amount has been restated for the prior period errors described in note 1(a).

Storage facility lease. The Group leases a storage facility in Malawi from Mota-Engil Engenharia e Construção África, S.A. under a ten-year lease commencing 1 January 2024 at an annual rental of $7,200; the right-of-use asset and lease liability are disclosed in notes 11 and 14. No amount had been invoiced by the lessor, or paid by the Group, under that lease at 30 June 2026.

Equity participation. Mota Gestão e Participações SGPS SA, a Mota-Engil group entity, subscribed for 1,500,000 ordinary shares for $1,800,000 in the January 2026 placement on the same terms as other participants, approved by shareholders at the general meeting held on 7 January 2026.

Financial support was committed by Luso Global Mining B.V. after the reporting period, up to a cap of $1,500,000, as described in notes 1(c) and 27. This amount remains fully undrawn.

(d) Director-related subscriptions

During the year the following directors, or their associates, subscribed for ordinary shares on the same terms as other participants in the Group's placements: Mr J Martins $230,232 and Mr C Buss $20,000 under the January 2026 placement approved at the general meeting held on 7 January 2026; and Mr A Shaw $20,000 and Mr C Buss $30,000 under the October 2025 placement. No amounts were outstanding at 30 June 2026 in respect of these subscriptions.

Outstanding balances are unsecured, interest free and settled in cash or by offset in the ordinary course.

22. Key management personnel compensation

	2026 $	2025 (restated) $
Short-term employee benefits	725,996	650,000
Post-employment benefits	54,022	40,250
Share-based payments	2,802,779	827,625
Total	**3,582,797**	**1,517,875**

** Refer note 1(a).*

23. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the Company and its related practices, and by other audit firms:

	2026 $	2025 $
BDO Audit Pty Ltd — auditor of the Company		
Audit and review of the financial report	235,336	--
Other assurance services in connection with the proposed NASDAQ registration and listing	511,326	--
Total remuneration of BDO Audit Pty Ltd	**746,662**	**--**
Other audit firms		
Audit of the financial statements of the Malawian subsidiaries — PKG Associates	11,272	--
Audit of the financial report — PKF Perth (previous auditor of the Company)	--	45,000
Tax compliance and advisory services — PKF Perth	--	9,500
Total remuneration of auditors	**757,934**	**54,500**

BDO Audit Pty Ltd was appointed auditor of the Company in place of PKF Perth during the year, to meet the requirements applicable to the Company's proposed NASDAQ registration and listing.

Other assurance services comprise the re-audits of the Group's financial statements for the years ended 30 June 2025 and 30 June 2024 under the standards of the Public Company Accounting Oversight Board, and the assurance procedures performed in connection with the Company's Registration Statement on Form F-1.

No non-audit services were provided by BDO Audit Pty Ltd during the year.

24. Loss per share

	2026	2025 (restated*)
Loss attributable to ordinary shareholders of the Company ($)	(6,881,603)	(3,363,095)
Weighted average number of ordinary shares (basic and diluted)	91,682,591	72,591,494
Basic and diluted loss per share (cents)	**(7.51)**	**(4.63)**

As the Group incurred a loss in both years, these potential ordinary shares are anti-dilutive and diluted loss per share equals basic loss per share. The options and performance rights on issue could potentially dilute basic earnings per share in the future.

** Refer note 1(a).*

25. Parent entity information

The following information relates to the parent entity, Chilwa Minerals Limited. It has been prepared using the same accounting policies as those applied by the Group, except that investments in subsidiaries and loans to subsidiaries are carried at cost less any accumulated impairment losses.

	2026 $	2025 $ (restated*)
Current assets	1,525,604	811,385
Total assets	**27,872,270**	**20,508,900**
Current liabilities	1,224,828	2,683,170
Total liabilities	**1,238,952**	**2,683,170**
Contributed equity	33,547,250	18,986,249
Share-based payments reserve	6,120,982	5,441,158
Accumulated losses	(13,034,914)	(6,601,677)
Total equity	**26,633,318**	**17,825,730**
Loss for the year	(6,433,236)	(3,322,582)
Total comprehensive loss for the year	**(6,433,236)**	**(3,322,582)**

The parent entity had no capital commitments, contingent liabilities or guarantees in relation to the debts of its subsidiaries at 30 June 2026 (2025: none).

The financial information for the parent entity has been prepared using accounting policies consistent with those adopted in the consolidated financial statements, except that investments in subsidiaries are measured at cost less accumulated impairment losses.

** Refer note 1(a).*

26. Interests in subsidiaries

Entity	Principal place of business	Ownership 2026	Ownership 2025
Chilwa Minerals Africa Limited	Malawi	100%	100%
Mota-Engil Investments (Malawi) Limited	Malawi	100%	100%
Phalombe Minerals Limited	Malawi	100%	n/a

Phalombe Minerals Limited was incorporated on 8 July 2025 and holds exploration licence EL0835/25.

27. Events after the reporting period

The Company publicly filed its Registration Statement on Form F-1 with the Securities and Exchange Commission ('SEC') on 9 July 2026 for the proposed US initial public offering and NASDAQ dual listing, and has since responded to SEC comment letters and filed Amendments No. 1 (23 July 2026), No. 2 (submitted 7 August and filed 10 August 2026) and No. 3 (20 August 2026). On 5 July 2026, 13,250,000 ordinary shares were released from ASX escrow. At the date of this report, the SEC have approved the SEC registration and the Form F-1 Registration Statement went effective on 29 September 2026 (US time), however final NASDAQ approvals remain outstanding and in final review. No proceeds have been received to date and completion is planned for early October 2026.

After the reporting period, and in response to the delays in obtaining proceeds from the proposed NASDAQ listing, the Company obtained a signed letter of financial support from Luso Global Mining B.V. ('Luso'), a substantial shareholder and wholly owned subsidiary of Mota-Engil, SGPS, S.A., which is a related party of the Group. Under the letter dated 30 September 2026, Luso has agreed to provide financial support of up to $1,500,000, if required, to fund ongoing operations and meet normal trading liabilities for twelve months from that date or until successful completion of the proposed NASDAQ IPO, whichever occurs first. The letter also provides that it is effective until the next financial reporting signing date.

Other than the matters set out above, no matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect, the Group's operations, the results of those operations or the Group's state of affairs in future financial years.

The financial report was authorised for issue by the directors on 30 September 2026.

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

As at 30 June 2026

Name of entity	Type of entity	% of share capital	Country of incorporation	Australian resident or foreign resident	Foreign jurisdiction(s) in which the entity is a resident for tax purposes (according to the law of the foreign jurisdiction)
Chilwa Minerals Limited	Body corporate	n/a	Australia	Australian	n/a
Chilwa Minerals Africa Limited	Body corporate	100%	Malawi	Foreign	Malawi
Mota-Engil Investments (Malawi) Limited	Body corporate	100%	Malawi	Foreign	Malawi
Phalombe Minerals Limited	Body corporate	100%	Malawi	Foreign	Malawi

Basis of preparation

This Consolidated Entity Disclosure Statement (CEDS) has been prepared in accordance with the *Corporations Act 2001,* reflecting the amendments to section 295(3A)(vi) and (vii) which clarify the definition of foreign resident as being an entity that is treated as a resident of a foreign country under the tax laws of that foreign country. The CEDS includes certain information for each entity that was part of the consolidated entity at the end of the financial year in accordance with AASB 10 *Consolidated Financial Statements*.

Determination of tax residency

Section 295(3B)(a) of the Corporations Act 2001 defines tax residency as having the meaning given in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement, as there are different interpretations that could be adopted and which could give rise to a different conclusion on residency. Section 295 (3A)(a)(vii) requires the determination of tax residency in a foreign jurisdiction to be based on the law of the foreign jurisdiction relating to foreign income tax.

In determining tax residency the consolidated entity has applied the following interpretations:

- Australian tax residency: the consolidated entity has applied the principles set out in Taxation Ruling TR 2018/5 Income tax in determining whether an entity is a resident of Australia.
- Foreign tax residency: the consolidated entity has applied current legislation and, where available, judicial precedent in the relevant foreign jurisdiction. The applicability of any double tax agreement between Australia and the relevant jurisdiction is also considered.

DIRECTORS' DECLARATION

In the directors' opinion:

- the financial statements and notes set out on pages 17 to 49 are in accordance with the Corporations Act 2001, including complying with Australian Accounting Standards and the Corporations Regulations 2001, and giving a true and fair view of the Group's financial position as at 30 June 2026 and of its performance for the year ended on that date;
- the financial statements and notes also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board, as disclosed in note 1(a);
- the information disclosed in the consolidated entity disclosure statement on page 49 is true and correct; and
- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, having regard to the matters set out in note 1(c).

The directors have been given the declarations required by section 295A of the Corporations Act 2001 by the person performing the chief executive function and the person performing the chief financial officer function.

This declaration is made in accordance with a resolution of directors.



Mr Cadell Buss
Managing Director
Dated: 30 September 2026

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 18, 360 Queen Street
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Chilwa Minerals Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Chilwa Minerals Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2026, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial report, including material accounting policy information, the consolidated entity disclosure statement and the directors' declaration.

In our opinion the accompanying financial report of the Group, is in accordance with the *Corporations Act 2001*, including:

(i) Giving a true and fair view of the Group's financial position as at 30 June 2026 and of its financial performance for the year ended on that date; and

(ii) Complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the Financial Report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to audits of the financial report of public interest entities in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor's report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

We draw attention to Note 1(a) in the financial report which describes the correction of an error made by the Company, and the impact on the relevant financial statements. Our audit opinion is not modified in respect of this matter.

Material uncertainty related to going concern

We draw attention to Note 1(c) in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group's ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the *Material uncertainty related to going concern* section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Carrying value of Exploration and Evaluation assets

Key audit matter	How the matter was addressed in our audit
At 30 June 2026, the carrying value of the exploration and evaluation asset is significant to the financial statements, as disclosed in Note 12 of the financial report. The recoverability and classification of exploration and evaluation assets is a key audit matter due to the significance of the total balance and the level of procedures undertaken to evaluate management's application of the requirements of AASB 6 *Exploration for and Evaluation of Mineral Resources* ('AASB 6') in light of any indicators of impairment that may be present.	Our audit procedures, amongst others, included: • Obtaining a schedule of the areas of interest from management and assessed whether the Group had rights to tenure over the relevant exploration areas and considering whether the Group maintains the tenements in good standing; • Obtaining an understanding of the current status of the tenements/projects including key activities undertaken during the period; • Vouching a sample of capitalised exploration expenditure during the year to ensure it meets the recognition criteria under AASB 6; • Reviewing budgets and evaluating assumptions made by the entity to ensure that substantive expenditure on further exploration for and evaluation of the mineral resource in the areas of interest were planned; • Assessing management's determination for exploration activities that have not yet progressed to the point where the existence of an economically recoverable mineral reserve may be determined through discussions with the management, review of ASX announcements and other relevant documentation; • Enquiring with management if any impairment indicators in accordance with AASB 6 have been identified across the Group's exploration projects;

Share Based Payments

Key audit matter	How the matter was addressed in our audit
As disclosed in Note 18 of the financial report, the Company operates share-based payment arrangements for employees and key management personnel. The accounting for these arrangements requires management to determine the fair value of equity instruments granted and to estimate key inputs used in the valuation model, including expected volatility, expected term and risk-free interest rates. Given the significance of the share-based payments, the complexity in the accounting for the various awards and judgement assessing the achievement of the outcome of vesting conditions, we considered this to be a key audit matter.	Our audit procedures, amongst others, included: • Obtaining an understanding of the Company's share-based payment arrangements and evaluating whether they have been accounted for in accordance with AASB 2 *Share-Based Payment*; • Enquiring of management, reviewing of ASX announcements and directors' minutes to assess the completeness of the Company's share options, performance rights and other contractual agreements; • Reviewing relevant supporting documentation to obtain an understanding of the contractual nature, terms and conditions of all share-based payments arrangements; • Evaluating management's assessment of the fair value of performance rights granted during the year, including management's valuation methodology and valuation inputs, using internal specialists where required; • Agreeing key inputs to supporting documentation, including board and shareholder approved share-based payment plans; • Considering the probability of meeting the non-market vesting conditions; • Assessing the allocation of the expense over the expected vesting period; and • Evaluating the adequacy of the related disclosures in the remuneration report and the notes to the financial report.

Other information

The directors are responsible for the other information. The other information comprises the information contained in the Directors' report for the year ended 30 June 2026, but does not include the financial report and the auditor's report thereon, which we obtained prior to the date of this auditor's report, and the annual report, which is expected to be made available to us after that date.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor's report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicatee the matter to the directors and will request that it is corrected. If it is not corrected, we will seek to have the matter appropriately brought to the attention of users for whom our report is prepared.

Other matter

The financial report of Chilwa Minerals Limited, for the year ended 30 June 2025 was audited by another auditor who expressed an unmodified opinion on that report on 25 September 2025.

Responsibilities of the directors for the Financial Report

The directors of the Company are responsible for the preparation of:

a) the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and

b) the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001, and

for such internal control as the directors determine is necessary to enable the preparation of:

i) the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii) the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website (http://www.auasb.gov.au/Home.aspx) at:

https://www.auasb.gov.au/media/bwvjcgre/ar1_2024.pdf

This description forms part of our auditor's report.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2026.

In our opinion, the Remuneration Report of Chilwa Minerals Limited, for the year ended 30 June 2026, complies with section 300A of the *Corporations Act 2001*.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

BDO Audit Pty Ltd

M Taylor
Director

Brisbane, 30 September 2026